Exhibit 2.1

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of this 27th day of March, 2009, by and among ICF Consulting Group, Inc., a Delaware corporation (“Purchaser”), ICF International, Inc., a Delaware corporation (“ICF”), infoGROUP Inc., a Delaware corporation (“Parent”), and Opinion Research Corporation, a Delaware corporation (“Seller”).

R E C I T A L S

A. Macro International Inc., a Delaware corporation (the “Company”), together with its Subsidiaries, is a professional services firm engaged primarily in the business of research and evaluation, management consulting, information technology, and social marketing and health communications, focused principally on the public sector.

B. Seller owns 100% of the issued and outstanding shares of capital stock of the Company. Seller is a wholly owned subsidiary of Parent.

C. Purchaser is a wholly owned subsidiary of ICF.

D. Purchaser desires to purchase and acquire, and Seller and Parent desire to sell, assign and transfer to Purchaser, all of the issued and outstanding shares of capital stock of the Company (the “Shares”), on the terms and subject to the conditions of this Agreement.

A G R E E M E N T

In consideration of the foregoing recitals and in further consideration of the respective covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. Unless otherwise defined, capitalized terms used herein shall have the following meanings:

“Action” shall mean any action, claim, suit, litigation, proceeding, investigation, arbitration or mediation, including without limitation any administrative proceeding of or before a Governmental Entity.

“Affiliate” shall mean a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person referred to.

“Ancillary Agreements” shall mean the TD Escrow Agreement, the SunTrust Escrow Agreement and the Transition Services Agreement.

“Books and Records” shall mean all of the Company’s and its Subsidiaries’ books, ledgers, files, records, manuals, and other materials (in any form or medium, including electronic and computer files), including, but not limited to, all correspondence, personnel records, payroll records, purchasing materials and records, vendor lists, operation and quality control records and procedures, research and development files, Intellectual Property disclosures and documentation, accounting records, accounting systems, sales order files, purchase order files, advertising materials, catalogs, product brochures, mailing lists, customer files, customer lists, distribution lists, sales and promotional materials, and all other records utilized by the Company or its Subsidiaries and all Software and data files necessary to access or review or continue to compile or utilize any of the foregoing.

“Business Day” shall mean any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in the City of New York.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Software” shall mean Software proprietary to the Company or its Subsidiaries.

“Company Engagement” shall mean all contracts and other arrangements pursuant to which one or more of the Company and its Subsidiaries is to provide services, and all proposals, bids and offers for future such contracts and arrangements.

“Computer Loan Program” shall mean that certain program pursuant to which eligible Company employees may obtain interest-free loans from the Company in an amount not to exceed $1,200 per employee for the purpose of purchasing personal computer equipment.

“Confidential Information” shall mean all technical, proprietary and business information related to Purchaser, ICF, the Company or its Subsidiaries, as applicable, whether in written, electronic or oral form, including but not limited to, financial plans and records, marketing plans, business strategies and relationships with third parties, client lists, present and proposed products and services, trade secrets, computer software programs and descriptions of functions and features of software, source code, computer hardware designs, and information regarding customers, suppliers, and employees. Notwithstanding the foregoing, Confidential Information shall not include any information which (a) is generally available to the public, or (b) becomes available to the public as a result of actions by Persons not bound by contractual, legal or fiduciary obligations of confidentiality.

“Confidentiality Agreement” shall mean the Confidentiality and Non-Disclosure Agreement between ICF and Parent effective December 19, 2008, as amended.

“Contracts” shall mean all contracts, arrangements, licenses, leases, powers of attorney and other agreements to which the Company or any of its Subsidiaries is subject or a party, whether express, implied, written or oral, together with any amendments, modifications and supplements thereto.

“Copyrights” shall mean United States and foreign registered copyrights and pending applications to register the same.

“Corporate Records” shall mean the corporate records of the Company, including (i) all charter documents and by-laws, (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees), and (iii) the share certificate books, securities register, register of transfers and register of directors.

“Credit Facility” shall mean (a) that certain Second Amended and Restated Credit Agreement dated February 14, 2006, by and among Parent, various lenders, LaSalle Bank National Association and Citibank, F.S.B., as syndication agents, Bank of America, N.A. as documentation agent and Wells Fargo Bank, National Association as sole lead arranger, sole book runner and administrative agent, as amended, (b) that certain Amended and Restated Security Agreement, dated February 14, 2006, by and among Wells Fargo Bank, National Association, as collateral agent, Parent, and certain other parties identified therein or subject thereto pursuant to subsequent joinders, including Seller, the Company and its Subsidiaries, as amended, (c) that certain Amended and Restated Pledge Agreement, dated February 14, 2006, by and among Wells Fargo Bank, National Association, as administrative agent, Parent, and certain other parties identified therein or subject thereto pursuant to subsequent joinders, including Seller, the Company and its Subsidiaries, (d) that certain Amended and Restated Subsidiaries Guaranty, dated February 14, 2006, made by the guarantors thereunder and certain other parties identified therein or subject thereto pursuant to subsequent joinders, including Seller, the Company and its Subsidiaries and (e) such other documents and agreements entered into by Parent, Seller, the Company and/or its Subsidiaries pursuant to or as contemplated by the documents and agreements identified in (a)-(d) above.

“Current Assets” shall mean the current assets of the Company and its Subsidiaries as of the Closing, excluding the Excluded Current Assets.

“Customer Contract” shall mean any contract, agreement or commitment with any customer, client or partner, including without limitation any Government Contract or Grant.

“Damages” shall mean any loss, Liability, damage or expense, including, without limitation, interest, penalties and attorneys’, accountants’ and experts’ fees and out-of-pocket costs of investigation and defense incurred as a result thereof.

“Disclosure Schedule” means the Disclosure Schedule dated the date hereof delivered by Seller and Parent to Purchaser.

“dollars” or “$” shall mean US dollars.

“Employee Benefit Plan(s)” shall mean: (a) any “employee welfare benefit plan,” as defined in Section 3(1) of ERISA or any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, which the Company or any Subsidiary sponsors or to which the Company or any Subsidiary contributes or is required to contribute, or under which the Company or any Subsidiary may incur any Liability, and which covers an employee, retiree or former employee of the Company or any Subsidiary (or beneficiary, survivor or dependent of any), including each multi-employer welfare benefit plan; (b) any “multi-employer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, to which the Company or any Subsidiary has contributed or been obligated to contribute at any time or under which the Company or any Subsidiary may incur any Liability, and which covers an employee, retiree or former employee of the Company or any Subsidiary (or beneficiary, survivor or dependent of any), (c) any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA), including a single employer plan for which the Company or any of its Subsidiaries could incur Liability under Section 4063 or 4064 of ERISA, and (d) any incentive compensation (including any Management Incentive Plan), vacation pay, holiday pay, scholarship or tuition reimbursement, dependent care assistance, immigration assistance, salary continuation, employee loan or loan guarantee, split dollar arrangement, deferred compensation plan, severance pay, bonus plan, profit sharing plan, stock option plan, employee stock purchase plan, restricted stock, stock appreciation right, phantom stock, retirement, medical, dental, vision care, hospital, life insurance, disability, prescription drugs and any other employee benefit plan, agreement, arrangement, or commitment maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is required to contribute, or under which the Company or any Subsidiary may incur any Liability, which covers any employee, retiree or former employee of the Company or any Subsidiary (or beneficiary, survivor or dependent of any), other than government-sponsored pension, employment insurance, health insurance, prescription drugs and workers’ compensation plans.

“Encumbrance” shall mean any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, restriction, encumbrance or other right of third parties, of any kind or nature.

“Environmental, Health, and Safety Requirements” shall mean all Laws and Contracts with Governmental Entities concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances, or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation, and all Permits issued pursuant to such Laws, Contracts and other statutory requirements.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agreements” shall mean the TD Escrow Agreement and the SunTrust Escrow Agreement.

“Escrow Amount” shall mean the sum of the Working Capital Escrow and the Indemnity Escrow.

“Excluded Current Assets” shall mean (i) amounts receivable from Parent, Seller or their Affiliates, (ii) amounts receivable with respect to income Taxes, and (iii) current deferred income Tax receivables.

“Excluded Liabilities” shall mean (i) amounts payable to Parent, Seller or their Affiliates, (ii) amounts payable with respect to income Taxes, (iii) deferred income Tax payables, (iv) the accrual for health and accident claims and expenses that are the responsibility of Parent and Seller pursuant to Section 5.8(c), and (v) deferred rent and deferred leasehold incentives of the Company and its Subsidiaries as of Closing.

“Executive Compensation Agreements” shall mean, collectively, the following: (i) Agreement for Compensation Plan for 2007-2011, dated January 21, 2007, between Macro International Inc. and Steve Fulton, as amended on January 27, 2009; (ii) Agreement for Compensation Plan for 2007-2011, dated January 19, 2007, between Macro International Inc. and Mary Look (n/k/a Mary Lang); (iii) Agreement for Compensation Plan for 2007-2011, dated January 18, 2007 between Macro International Inc. and Greg Mahnke and (iv) Severance and Change in Control Agreement, dated March 4, 2009, between Macro International Inc., Opinion Research Corporation and Gregory N. Mahnke.

“Final Working Capital” shall mean Current Assets minus Total Liabilities, as calculated in accordance with the provisions of Section 2.4.

“GAAP” shall mean United States generally accepted accounting principles, applied on a consistent basis in accordance with past practice.

“Government Contract or Grant” shall mean any Company Engagement that is pursuant to: (i) a prime contract or purchase with any Governmental Entity or a Contract with a prime contractor or higher-tier subcontractor under a prime contract with a Governmental Entity, in the case of any such contracts, including all task orders thereunder; or (ii) a grant or other non-procurement program from or with any Governmental Entity, at any tier.

“Governmental Entity” shall mean any nation or government, including the United States Government and any foreign government, or supranational or international body (including the United Nations, World Bank, World Health Organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria, UNICEF, and any similar or related organizations), or quasi-governmental body, any state, local or political subdivision thereof, any court and any administrative agency or other regulatory body, instrumentality, authority or other entity or official thereof exercising executive, legislative, judicial, regulatory or administrative functions thereof.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnity Escrow” shall mean an amount equal to Ten Million Dollars ($10,000,000).

“Intellectual Property” shall mean all: (i) Patent Rights and statutory invention registrations, (ii) Trademarks, (iii) Copyrights, (iv) Software, (v) websites, domains and domain names, (vi) business and trade names, logos and designs, (vii) trade secrets and know-how, and (viii) Contracts, licenses, sublicenses and assignments which relate or pertain to any of the foregoing.

“knowledge”, “to the knowledge of” and similar phrases shall mean the knowledge of those individuals listed on Exhibit A, including the knowledge such persons would have had if such persons had made due inquiry with respect to the matters in question.

“Laws” shall mean all laws of any nation or political subdivision thereof, including, without limitation, all federal, state, provincial, local, or foreign statutes, regulations, ordinances, orders, decrees, bylaws, and all policies, guidelines, notices and protocols of any Governmental Entity (to the extent that they have force of law), and any other laws or principles of common law, including, without limitation, those now or at any time hereafter in effect.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or unaccrued, known or unknown, or contingent or liquidated.

“Licensed Intellectual Property” shall mean all Third Party Software or Intellectual Property licensed to the Company or any Subsidiary thereof.

“Management Incentive Plan” shall mean all bonus arrangements, bonus agreements (including without limitation the Executive Compensation Agreements and any agreement providing for the payment of any stay bonus, success bonus, retention bonus or other similar amount), management incentive plans, award incentive compensation, recognition awards, and other forms of bonus or incentive compensation maintained by the Company or any Subsidiary, under which the Company or any Subsidiary may incur Liability or which covers any employee or former employee of the Company or any Subsidiary.

“Material Adverse Change” shall mean any adverse change in the financial condition, assets, liabilities, business or results of operation of the Company or its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole, or which will have a material adverse effect on Seller’s or Parent’s ability to perform its obligations under this Agreement, excluding, however, changes resulting from changes in general economic conditions in the industry or industries in which the Company or its Subsidiaries operate, provided such changes do not affect the Company and its Subsidiaries, taken as a whole, disproportionately relative to other similarly situated participants in such industry or industries.

“ORC” shall mean ORC Telecommunications Ltd.

“Owned Intellectual Property” shall mean all Intellectual Property owned by the Company or any Subsidiary thereof.

“Parent Control Proposal” shall mean any inquiry, proposal or offer directed to the Board of Directors of Parent or tender offer from any Person relating to, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transaction, of substantially all of the assets or businesses of Parent and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Parent, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of Parent, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Parent pursuant to which any Person or the stockholders of any Person would own 15% or more of any class of equity securities of Parent or any resulting parent company of Parent.

“Patent Rights” shall mean United States and foreign patents, patent applications, continuations, continuations-in-part, divisions and reissues.

“Permits” shall mean all franchises, permits, licenses, qualifications, municipal and other approvals, authorizations, orders, consents and other rights from, and filings with, any Governmental Entity of any jurisdiction worldwide relating to the conduct of the Company’s and its Subsidiaries’ business.

“Permitted Encumbrances” shall mean:

(i)	any Encumbrance for Taxes, fees, assessments or other charges or levies by any Governmental Entity, either (x) not due, payable or delinquent (or which may be paid without interest or penalties) or (y) being contested in good faith; and

(ii)	mechanics’, workers’, repairers’, landlords’, warehousemen’s and other Encumbrances arising or imposed by Law and incurred in the ordinary course of business for amounts not yet due and payable.

“Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited or unlimited liability company, a trust, an unincorporated organization, any other form of entity, a group and a Governmental Entity.

“Post-Closing Period” shall mean, with respect to the Company and the Subsidiaries, any Tax period commencing after the Closing Date, including that portion of any Straddle Period ending after the Closing Date.

“Pre-Closing Period” shall mean, with respect to the Company and the Subsidiaries, any Tax period ending on or before the Closing Date, including that portion of any Straddle Period ending on the Closing Date.

“Representatives” shall mean any officer, director, principal, shareholder, partner, attorney, accountant, advisor, agent, trustee, employee or other representative of a party.

“Restricted Area” shall mean worldwide.

“SEC” shall mean the United States Securities and Exchange Commission.

“Software” shall mean any computer program, operating system, applications system, firmware or software of any nature, whether operational, or under development, including all object code, source code, data files, rules, databases, compilations, tool sets, compilers, higher level or “proprietary” languages, definitions or methodology derived from the foregoing and any derivations, updates, enhancements and customization of any of the foregoing, operating procedures, technical manuals, user manuals and other documentation and materials related thereto, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature, but excluding all commercially available or off-the-shelf software, or software subject to click-through or shrink wrap agreements.

“Straddle Period” shall mean any taxable year or period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiaries” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is, in the case of a partnership, a general partner or, in the case of a limited liability company, a manager or managing member.

“SunTrust” shall mean SunTrust Bank, a Georgia banking corporation.

“SunTrust Escrow Agreement” shall mean that certain agreement between SunTrust, Parent, Seller, ICF and Purchaser in the form attached hereto as Exhibit C.

“SunTrust Escrow Amount” shall mean an amount equal to Five Million Dollars ($5,000,000).

“Tax(es)” shall mean all taxes, charges, fees, duties (including customs duties), levies or other assessments of any kind whatsoever imposed by and required to be paid to any federal, state, provincial, local or foreign taxing authority, including, without limitation, income, gross receipts, net proceeds, alternative or add-on minimum taxes, profits, capital, occupation, premium, excise, user, customs, withholding, escheat, gains, stamp, documentary, filing recordation, sales, use, goods and services, real and personal property (tangible and intangible), transfer (including real property transfer on gains), import, export, ad valorem, turnover, value added, payroll, unemployment and employment insurance contributions, workers’ compensation, employer health, leasing, fuel, excess profits, windfall profits, severance, license, environmental (including taxes under Code Section 59A), capital stock, employment, unemployment, social security and franchise taxes (including any interest, penalties or additions attributable to or imposed on or with respect to any such assessment) and any estimated payments or estimated taxes whether disputed or not and including any obligations to indemnify or otherwise pay, assume or succeed to the Tax Liability of any other Person and any Liability under Treas. Reg. Section 1.1502-6 or equivalent provisions of federal, state, provincial, local or foreign Law.

“Tax Authority” shall mean, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Taxes for such entity or subdivision.

“Tax Return” shall mean any statement, estimate, designation, election, return, report, information return or other document (including any related or supporting information) filed or required to be filed with any Tax Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax and all claims for refunds of Taxes and including any amendment of any such Tax Return.

“TD Bank” shall mean TD Bank, National Association.

“TD Escrow Agreement” shall mean that certain agreement between TD Bank, Parent, Seller, ICF and Purchaser in the form attached hereto as Exhibit D.

“TD Escrow Amount” shall mean an amount equal to Eight Million Dollars ($8,000,000).

“Third Party Software” shall mean all Software owned by third parties that is licensed to the Company or its Subsidiaries.

“Total Liabilities” shall mean all current and non-current liabilities of the Company and its Subsidiaries as of Closing, excluding the Excluded Liabilities.

“Trademarks” shall mean United States and foreign registered trademarks, service marks and trademark rights, including all associated goodwill, and pending applications to register the foregoing.

“Transfer Taxes” shall mean any Taxes (other than Taxes imposed on net income or gains) imposed on the sale of the Shares or as a result of the election under Section 338(h)(10) for the Company and its Subsidiaries pursuant to or in connection with the transactions contemplated in this Agreement.

“Transition Services Agreement” shall mean that certain agreement between Purchaser, ICF, Parent and Seller in the form attached hereto as Exhibit E.

“United States Government” shall mean the government of the United States of America or any agency, department, division, subdivision or office thereof.

“Working Capital Escrow” shall mean an amount equal to Three Million Dollars ($3,000,000).

1.2 Other Defined Terms. The following capitalized terms shall have the meanings given to them in the Sections set forth below:

Term	Section

Accounting Firm	2.4.2
Accounts Receivable	3.15
Agreement	Introduction
Audited Financial Statements	5.9(b)
Balance Sheet	3.10
Base Amount	2.2
Basket	9.2(f)(i)
Cap	9.2(f)(ii)
CAS	3.31(c)
Claim	9.2(c)
Claim Notice	9.2(c)
Closing	2.5
Closing Date	2.5
Closing Payment	2.3(a)
COBRA	3.19
Company	Recital A
DOL	3.20(i)
EAA	3.30(b)(i)
EGTRRA	3.20(d)
Excess Amount	2.2
FAR	3.31(c)
FCPA	3.30(a)
Fifth Amendment	3.7
Final Allocation	10.12
Financial Statements	3.10
Form 8-K	5.9(b)
Form 10-K	5.9(b)
Guaranty	3.16(t)
ICF	Introduction
IEEPA	3.31(b)(i)
Indemnified Party	9.2(c)
Indemnifying Party	9.2(c)
Interim Financial Statements	5.9(b)
Interim Periods	5.9(b)
IRS	3.20(d)
Key Employee	3.19
Lease	3.28(b)
Macro 401(k) Plan	5.8(a)
Material Contract	3.16.1
NISPOM	3.31(i)
Parent	Introduction
PBGC	3.20(l)

PPA	3.20(d)
Proposed Final Allocation	10.12
Purchase Price	2.2
Purchaser	Introduction
Purchaser’s 125 Plan	5.8(f)
Purchaser’s 401(k) Plan	5.8(a)
Purchaser Indemnified Persons	9.2(a)
Real Property	3.28(c)
Reimbursement Accounts	5.8(f)
Restricted Business	Exhibit B
Retained Records	5.13
Section 338(h)(10) Election	10.12
Seller	Introduction
Seller’s 125 Plan	5.8(f)
Seller Indemnified Persons	9.2(b)
Settlement Statement	2.4.1
Shares	Recital D
Shortfall Amount	2.2
Termination Date	8.1(b)
Third Party Claim	9.2(c)
USERRA	3.19
WARN Act	5.8(n)
2008 Awards	3.20(r)
2009 MIP Accrual	5.8(k)

ARTICLE 2

PURCHASE AND SALE OF THE SHARES

2.1 Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell to Purchaser, all of the Shares, free and clear of all Encumbrances.

2.2 Purchase Price. The purchase price for the Shares (the “Purchase Price”) shall be an amount equal to (a) One Hundred Fifty-Four Million Nine Hundred Ninety-Two Thousand Dollars ($154,992,000) (the “Base Amount”), less (b) the amount, if any, by which Final Working Capital is less than Twenty Million Dollars ($20,000,000) (the “Shortfall Amount”), or plus (c) the amount, if any, by which Final Working Capital is more than Twenty Million Dollars ($20,000,000) (the “Excess Amount”).

2.3 Payment of Purchase Price. Purchaser shall pay the Purchase Price, by wire transfer, as follows:

(a)	at Closing, to Seller or its designees, the Base Amount less the Escrow Amount (the “Closing Payment”);

(b)	at Closing, to TD Bank, the TD Escrow Amount to be held and disbursed pursuant to the terms of the TD Escrow Agreement;

(c)	at Closing, to SunTrust, the SunTrust Escrow Amount to be held and disbursed pursuant to the terms of the SunTrust Escrow Agreement; and

(d)	the remainder of the Purchase Price shall be paid pursuant to the terms of Section 2.4 and the Escrow Agreements.

2.4 Post-Closing Adjustment.

2.4.1 Within thirty (30) calendar days after the date ICF receives the Interim Financial Statements from Parent, Purchaser shall deliver to Seller a statement setting forth Purchaser’s calculation of the Final Working Capital as of the Closing Date (the “Settlement Statement”). For purposes of this statement, Final Working Capital shall be determined and prepared in accordance with GAAP, subject to Section 5.8(k) regarding the 2009 MIP Accrual.

2.4.2 Unless Seller notifies Purchaser in writing, within thirty (30) calendar days after receipt of the Settlement Statement, that Seller objects to the computation contained therein, specifying in detail the basis for such objection (the “Objection Notice”), Purchaser’s calculations set forth in the Settlement Statement shall be binding upon the parties. The calculation set forth in the Settlement Statement shall not be disputed as to accounting principles, procedures or methodologies so long as the principles, procedures and methodologies used to compute it are consistent with GAAP, subject to Section 5.8(k) regarding the 2009 MIP Accrual. For thirty (30) calendar days following Purchaser’s receipt of any Objection Notice, the parties shall, in good faith, negotiate to resolve all objections set forth in the Objection Notice, and any such resolutions shall be incorporated by Purchaser into the Settlement Statement. If Purchaser and Seller are unable to resolve all objections set forth in the Objection Notice within thirty (30) calendar days following Purchaser’s receipt of the Objection Notice (or within such extended time period as is mutually agreed to by the parties), unresolved objections shall be referred for a final determination of such unresolved objections (but only such matters) to an accounting firm mutually acceptable to Purchaser and Seller, in each case acting reasonably (the “Accounting Firm”). Purchaser and Seller shall instruct the Accounting Firm to make final determination of the disputed items in accordance with the guidelines and procedures set forth in this Agreement. Purchaser and Seller shall cooperate with the Accounting Firm during the term of its engagement (including by executing an engagement letter in customary form with the Accounting Firm reflecting the terms of this Agreement and any other customary provisions mutually agreed upon by Purchaser and Seller). Purchaser and Seller shall instruct the Accounting Firm not to, and the Accounting Firm shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Purchaser, on the one hand, or Seller on the other hand. Purchaser and Seller shall also instruct the Accounting Firm to make its determination based solely on presentations by Purchaser and Seller which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Settlement Statement and the resulting calculation of Final Working Capital shall become final and binding on the parties hereto on the date the Accounting Firm delivers its final resolution in writing to Purchaser and Seller (which final resolution shall be requested by the parties to be delivered not more than forty-five (45) calendar days following submission of such disputed matters), and such resolution by the Accounting Firm shall not be subject to court review or otherwise appealable. The fees and expenses of the Accounting Firm shall be paid by Seller, on the one hand, and Purchaser on the other hand, based on the ratio of the disputed amount not awarded to such Person to the total amount actually disputed by Seller and Purchaser. For example, if the aggregate amount disputed by Seller is $1,000, and if Purchaser contests only $500 of the amount disputed by Seller, and if the Accounting Firm ultimately resolves the dispute by finding that Seller properly disputed $300 of the $500, then the fees and expenses of the Accounting Firm will be paid 60% (i.e., 300 divided by 500) by Purchaser and 40% (i.e., 200 divided by 500) by Seller. The parties agree that, from and after the Closing, the provisions of this Section 2.4.2 and the arbitration provisions contemplated hereby shall be the exclusive remedy and exclusive forum of the parties with respect to the determination of Final Working Capital.

2.4.3 Seller and Purchaser shall provide the other and their Representatives with reasonable access during normal working hours to the employees, books, records and other supporting information and documents as reasonably requested in connection with the preparation and review of the Settlement Statement and any objections thereto.

2.4.4 In the event an Excess Amount exists, Purchaser shall remit the Excess Amount to Seller pursuant to Section 2.4.5, and Purchaser and Seller shall promptly (but in any event within three (3) Business Days) direct TD Bank, in accordance with the terms of the TD Escrow Agreement, to remit to Seller the entire Working Capital Escrow. In the event a Shortfall Amount exists and is less than the Working Capital Escrow, Purchaser and Seller shall promptly (but in any event within three (3) Business Days) direct TD Bank, in accordance with the terms of the TD Escrow Agreement, to remit (i) an amount equal to the Shortfall Amount from the Working Capital Escrow to Purchaser, and (ii) the remainder of the Working Capital Escrow to Seller. In the event a Shortfall Amount exists and exceeds the Working Capital Escrow, Purchaser and Seller shall promptly (but in any event within three (3) Business Days) direct TD Bank, in accordance with the terms of the TD Escrow Agreement, to remit the entire Working Capital Escrow to Purchaser, and Seller shall remit to Purchaser an amount equal to such difference pursuant to Section 2.4.5.

2.4.5 Any payment required to be made by Purchaser or Seller under Section 2.4.4 shall be paid in accordance with the instructions of the appropriate recipient (i) within the lesser of thirty-five (35) calendar days after delivery by Purchaser of the Settlement Statement, or five (5) calendar days after Seller notifies Purchaser that it does not object to the amounts set forth on the Settlement Statement; or (ii) if Seller shall have delivered an Objection Notice to Purchaser, within five (5) calendar days following final determination of the disputed items pursuant to Section 2.4.2.

2.5 Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall be held at a mutually acceptable location, at 9:00 a.m. local time on March 31, 2009, or, if later, promptly following the satisfaction or waiver of the conditions to Closing set forth in Articles 6 and 7. The date on which the Closing occurs is referred to herein as the “Closing Date.” The time at which the Closing shall be deemed to occur is 11:59 p.m. local time on the Closing Date.

2.5.1 Purchaser’s and ICF’s Obligations at Closing. At the Closing, Purchaser and ICF shall:

(a)	Closing Payment. Deliver or cause to be delivered to Seller the Closing Payment in accordance with Section 2.3 hereof.

(b)	Certificate. Deliver to Seller the certificate contemplated in Section 7.3.

(c)	Transition Services Agreement. Execute and deliver to Seller the Transition Services Agreement.

(d)	Escrow Agreements. Execute and deliver to Seller the Escrow Agreements.

(e)	Form 8023. Execute and deliver to Seller properly completed counterparts of Form 8023 (and of each and every state, provincial, local and foreign equivalent election form, if any) in form reasonably satisfactory to Seller.

2.5.2 Seller’s and Parent’s Obligations at Closing. At the Closing, Seller and Parent shall:

(a)	Share Certificates. Deliver or cause to be delivered to Purchaser stock certificates representing all of the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank.

(b)	Certificates. Deliver to Purchaser the certificates contemplated in Section 6.4.

(c)	Resignations. Deliver to Purchaser written letters of resignation, effective as of the Closing, resigning their respective title, from each of the officers and directors of Company and each Subsidiary.

(d)	Transition Services Agreement. Execute and deliver to Purchaser the Transition Services Agreement.

(e)	Escrow Agreements. Execute and deliver to Purchaser the Escrow Agreements.

(f)	Good Standing Certificates. Deliver to Purchaser a certificate of the Secretary of State of the State of Delaware as to the legal existence and good standing of the Company and certificates of the Secretary of State of the respective states of incorporation as to the legal existence and good standing of each of the Company’s Subsidiaries.

(g)	Certificate of Non-Foreign Status. Deliver to Purchaser a certificate in the form required by Treas. Reg. §1.1445-2(b)(3)(iii)(B) executed by Seller.

(h)	Legal Opinion. Deliver to Purchaser the executed legal opinion of Kutak Rock LLP, Seller’s and Parent’s counsel, in the form attached hereto as Exhibit F.

(i)	Bank Agreement. Deliver to Purchaser documentation pursuant to which Bank of America terminates any cash sweep arrangements with respect to the account described on Exhibit G as of Closing.

(j)	Encumbrances and Guarantees. Deliver to Purchaser documentation reasonably satisfactory to Purchaser evidencing the termination and release at or before Closing of (i) all Encumbrances (including, without limitation, all Encumbrances arising under the Credit Facility) relating to the Shares or to the capital stock of any Company Subsidiary, (ii) all other Encumbrances, other than Permitted Encumbrances, relating to the Company, its Subsidiaries or any of their respective assets or properties, and (iii) each Guaranty, other than the Guaranty described on Exhibit L.

(k)	Form 8023. Execute and deliver to Purchaser properly completed counterparts of Form 8023 (and of each and every state, provincial, local and foreign equivalent election form, if any) in form reasonably satisfactory to Purchaser.

(l)	Certification. Deliver to Purchaser a certification from Parent that, upon payment by Purchaser of the Purchase Price in accordance with Section 2.3, all conditions set forth in Section 8 of the Fifth Amendment shall have been fulfilled.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

Seller and Parent hereby jointly and severally represent and warrant to Purchaser and ICF as of the date of this Agreement and, if the Closing occurs, as of the Closing Date as follows:

3.1 Organization and Existence. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite power and authority to own its properties and operate its business as presently conducted. The Company is qualified to do business in each jurisdiction in which the conduct of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Change. Schedule 3.1 sets forth the jurisdictions in which the Company is qualified to do business and each jurisdiction in which the Company operates an office, including without limitation any branch office or representative office. True and complete copies of the Certificate of Incorporation and Bylaws (or other charter documents) of the Company have been delivered to Purchaser.

3.2 Authorization. The execution, delivery and performance of this Agreement and the Ancillary Agreements have been duly authorized by all necessary action required to be taken by Seller and Parent. Seller and Parent have the requisite power and authority to enter into this Agreement and the Ancillary Agreements, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

3.3 Due Execution; Binding Obligations. This Agreement has been duly executed and delivered by Seller and Parent. This Agreement constitutes a legal, valid and binding agreement of Seller and Parent, enforceable against Seller and Parent in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles, of equity, regardless of whether such enforcement is considered a proceeding at law or in equity.

3.4 Books and Records. The Books and Records are (a) except as disclosed on Schedule 3.4, maintained by the Company at office locations leased by the Company, and (b) complete and correct in all material respects. The Company and each Subsidiary maintains accounting controls sufficient to insure that its transactions are (a) in all material respects executed in accordance with its management’s general or specific authorization, and (b) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. The Books and Records have been made available to Purchaser. The Corporate Records are complete and accurate and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance with all applicable Laws and with the certificate of incorporation and by-laws of the Company, except to the extent that any failure to be or do so would not reasonably be expected to result in a Material Adverse Change.

3.5 Capital Stock. The authorized capital of the Company consists of 500 shares of common stock, par value $.01 per share, of which 355 shares of common stock have been issued and are outstanding as fully paid and non-assessable. Seller owns, beneficially and of record, all of the Shares, free and clear of all Encumbrances, other than any Encumbrances arising under the Credit Facility. The Shares were issued in compliance with all applicable Laws and are not subject to, nor were they issued in violation of, any preemptive rights. No shares of capital stock of the Company are reserved for issuance and there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the capital of the Company, pursuant to which the Company is or may become obligated to issue any shares or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital. There are no voting trusts, proxies or other agreements or understandings to which the Company, Parent or Seller is a party with respect to the voting of the Shares. Except for Purchaser’s right under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for (i) the purchase or acquisition from Seller or Parent of any of the Shares, or (ii) the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Company.

3.6 Subsidiaries. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person other than the Subsidiaries set forth on Schedule 3.6. Each of the Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each Subsidiary has all necessary corporate power and authority to own its respective properties and to carry on its respective businesses as presently conducted and is duly qualified or licensed to do business in good standing in all jurisdictions in which the nature of its businesses requires licensing or qualification, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. Schedule 3.6 sets forth the jurisdictions in which each of the Subsidiaries is qualified to do business. All the outstanding shares of capital stock of, or other ownership interests in, each of the Subsidiaries are validly issued, fully paid and non-assessable and are owned beneficially and of record by the Company, free and clear of all Encumbrances, other than any Encumbrances arising under the Credit Facility. Schedule 3.6 sets forth the authorized, issued and outstanding capital stock of, or other ownership interests in, each of the Subsidiaries and each jurisdiction in which a Subsidiary operates an office, including without limitation, any branch office or representative office. Seller has delivered to Purchaser complete and correct copies of the certificate of incorporation, certificate of formation, operating agreements, and bylaws or other organizational documents of each of the Subsidiaries. None of the Subsidiaries directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person. There is no outstanding subscription, option, warrant, call, right, or other agreement or commitment obligating any Subsidiary to issue, sell, deliver, or transfer (including any right of conversion or exchange under any outstanding security or other instrument) any security or other evidence of any ownership interest such Subsidiary.

3.7 No Conflict or Violation. Except as set forth on Schedule 3.7, neither the execution and delivery of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby or thereby will result in (a) a material violation of, or a material conflict with, the charter documents of Seller, Parent, the Company or any Subsidiary or any subscription, stockholders or similar agreements or understandings to which Seller, Parent, the Company or any Subsidiary is a party; (b) a material breach of, or a material default under (or an event which, with notice or lapse of time or both would constitute a material default under, or result in the termination of, or accelerate the performance required by, or create a right of termination, acceleration, or payment under) any Material Contract (other than any Government Contract or Grant), Encumbrance or Permit to which Seller, Parent, the Company or any Subsidiary is party or by which Seller, Parent, the Company or any Subsidiary is bound; (c) the payment by, or the creation of any obligation (absolute or contingent) to pay on behalf of, the Company or its Subsidiaries of any severance, termination, change of control, “golden parachute,” or other similar payment pursuant to any employment agreement or other Contract or the triggering of any severance notice obligation with respect to any of the employees of the Company or its Subsidiaries; (d) a material violation by the Company or any Subsidiary of any applicable Law; (e) a material violation of any order, judgment, writ, injunction decree, or award to which Seller, Parent, the Company or any Subsidiary is a party or subject; or (f) an imposition of any Encumbrance on the Shares or any property or asset of the Company or any Subsidiary. Seller has previously provided to Purchaser a true and correct copy of that certain Fifth Amendment to Second Amended and Restated Credit Agreement dated as of March 23, 2009 by and among Parent, Lenders (as defined therein), Syndication Agents (as defined therein), Documentation Agent (as defined therein) and Administrative Agent (as defined therein) (the “Fifth Amendment”). The Fifth Amendment has been duly executed and is valid and binding and has not been amended or modified.

3.8 Consents and Approvals. Except for the matters disclosed on Schedule 3.8, and except for compliance with the HSR Act, no consent, Permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any Governmental Entity or regulatory authority or any other Person is required to be made or obtained by Seller, Parent, the Company or any Subsidiary (a) by virtue of the execution, delivery or performance of this Agreement; (b) to avoid the loss of any Permit or the material breach of any Contract or the creation of an Encumbrance on any of the assets or properties of the Company or any Subsidiary as a result of the transactions contemplated hereunder; (c) to enable Purchaser to own the Shares; or (d) to enable Purchaser to continue the operations of the Company and its Subsidiaries following the Closing Date as presently conducted; provided, however, that with respect to any Contracts, the representation and warranty set forth in subparts (a), (b) and (d) above is made only with respect to the Material Contracts (excluding any Government Contract or Grant).

3.9 Litigation. Except as disclosed on Schedule 3.9, there is no pending or, to Parent’s and Seller’s knowledge, threatened, Action, (i) to which the Company or any of its Subsidiaries is a party, or (ii) affecting Seller, Parent, the Company or any Subsidiary which could affect the enforceability of this Agreement or which could adversely affect any of the assets or properties of the Company or any Subsidiary or the ability of Seller or Parent to consummate the sale of the Shares contemplated by, or perform their respective obligations under, this Agreement. None of the Actions set forth in Schedule 3.9 could reasonably be expected to result in any Material Adverse Change. With respect to each such Action, insofar as such Action relates to the Company and/or any of its Subsidiaries, copies of all pleadings, filings, correspondence with opposing parties and their counsel, results of studies, judgments, orders, attachments, impositions of or recordings of Encumbrances and other documents have been made available to Purchaser. Neither the Company nor any Subsidiary is subject to any outstanding injunction, judgment, order, decree or ruling. To Parent’s and Seller’s knowledge, there is no existing state of facts, circumstances or contemplated event that is reasonably likely to give rise to an Action against the Company or any Subsidiary.

3.10 Financial Statements. Attached hereto as Schedule 3.10 are copies of (i) balance sheets of the Company and its Subsidiaries as of December 31, 2008, and December 31, 2007 (the December 31, 2008 balance sheet referred to herein as the “Balance Sheet”), (ii) income statements for the years then ended, and (iii) monthly financial statements in respect to the period January 1, 2009 through February 28, 2009 (collectively, the “Financial Statements”). The Financial Statements have been prepared from the Books and Records and present fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of operations of the Company and its Subsidiaries for the respective periods then ended in conformity with GAAP, except (a) for the effect of Parent or Seller transactions that have not been separately allocated to the Company, and (b) that any unaudited Financial Statements are subject to normal year-end adjustments (none of which are material, individually or in the aggregate) and lack footnotes and other presentation items. Seller has provided to Purchaser true and correct copies of all internal audit reports for the past two (2) years relating to the Company and its Subsidiaries, including, without limitation, reports on internal controls. To Parent’s and Seller’s knowledge, there are no, and, during the past two (2) years there have been no, “material weaknesses” or “significant deficiencies” as defined in SEC Regulation S-X, in the Company’s internal controls. None of the contracts which generated revenue reflected in the Financial Statements are in the name of Parent, Seller or any of their Affiliates, other than the Company and its Subsidiaries.

3.11 Undisclosed Liabilities. Except as set forth on Schedule 3.11, the Company and its Subsidiaries have no Liabilities or commitments (absolute, accrued, contingent or otherwise) except (a) liabilities reflected on the Balance Sheet, (b) liabilities incurred in the ordinary course of business consistent with past practices of the Company and the Subsidiaries since the date of the Balance Sheet, and which are in nature and amount consistent with those reflected in the Balance Sheet, (c) executory obligations to provide services under Contracts entered into by the Company or its Subsidiaries in the ordinary course of business that are not in respect of any breach, violation or default by the Company or any Subsidiary thereunder, and (d) liabilities and obligations not required by GAAP to be disclosed on the Balance Sheet. As of Closing, the Company and its Subsidiaries will have no Liability for borrowed money or under any capital lease. To Parent’s and Seller’s knowledge, the Company and its Subsidiaries have no material Liabilities (whether or not required to be accrued on the financial statements of the Company) other than those described in subparts (a), (b), and (c) above and any Guaranty disclosed on Schedule 3.16.1 pursuant to Section 3.16.1(t).

3.12 Absence of Certain Changes or Events. Except as set forth on Schedule 3.12, since December 31, 2008, the business and affairs of the Company and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice and (i) there has been no Material Adverse Change, and (ii) no fact or condition exists or, to Parent’s and Seller’s knowledge, is contemplated or threatened which could reasonably be anticipated to result in a Material Adverse Change. Without limiting the foregoing, except as set forth on Schedule 3.12, since December 31, 2008:

(a) Neither the Company nor any Subsidiary has borrowed any amount (or increased any borrowing) or created, assumed, guaranteed or incurred any material expenses, Liabilities or obligations of any kind (whether contingent or otherwise), except in the ordinary course of business consistent with past practice;

(b) Neither the Company nor any of its Subsidiaries has (i) entered into any new Material Contract (except as disclosed on Schedule 3.16), (ii) waived any material rights, or (iii) entered into any transactions or agreements other than in the ordinary course of business consistent with past practice;

(c) Neither the Company nor any of its Subsidiaries has, other than immaterial increases in benefits or salaries arising in the ordinary course of business consistent with past practice (i) increased the level of benefits under any Employee Benefit Plan, the salary or other compensation (including severance) payable or to become payable to any of the officers, directors or employees of the Company or its Subsidiaries or (ii) obligated itself to pay any bonus or other additional salary or compensation to any such officers, directors or employees or (iii) terminated any officer or other senior employee;

(d) Neither the Company nor any Subsidiary has amended, waived, rescinded or terminated (or not renewed) any existing Material Contract and no such Material Contract has accelerated, expired or terminated (and not been renewed) by its terms;

(e) Neither the Company nor any Subsidiary has made or committed to make any capital expenditure (or series of related capital expenditures) that exceeds $25,000;

(f) Neither the Company nor any Subsidiary has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions), other than pursuant to the Computer Loan Program;

(g) Neither the Company nor any Subsidiary has sold, transferred, disposed of, or agreed to sell, transfer, or dispose of, any of its assets, properties, Intellectual Property, material know-how, invention or trade secret or other rights, other than the disposal of obsolete assets in the ordinary course of business in a value not exceeding $50,000 (individually or in the aggregate);

(h) Neither the Company nor any Subsidiary has created, permitted or incurred any Encumbrance upon any of the assets or properties of the Company or its Subsidiaries, other than any Encumbrances arising under the Credit Facility and any Permitted Encumbrances;

(i) Neither the Company nor any Subsidiary has made any material change in the manner of conducting its business or changed any method of Tax practice, accounting or accounting practices whether for general financial or Tax purposes, or any change in depreciation or amortization policies or rates adopted therein, other than changes required by applicable Law or GAAP;

(j) Neither the Company nor any Subsidiary has experienced any damage, destruction or loss to its property or assets in excess of $25,000;

(k) Neither the Company nor any Subsidiary has failed to repay any material obligation when due, except any obligations being disputed in good faith;

(l) There has been no material revaluation by the Company or any Subsidiary of any of its assets or liabilities, including without limitation, any material write-offs or material increases or decreases in any reserves, nor has there been any material write-up of the value of property, plant, equipment or any other asset by the Company or any Subsidiary;

(m) The Company has not declared, set aside or paid any dividend or other distribution or similar payment, other than in cash;

(n) Neither the Company nor any Subsidiary has issued or committed to issue, any shares or other equity securities or obligations or any securities convertible into or exchangeable or exercisable for shares or other equity interests;

(o) None of Seller, Parent, the Company or any Subsidiary has amended, revised or changed any of the charter documents, bylaws or other organizational documents of the Company or its Subsidiaries, other than any such change which may result or have resulted from the merger of ORC with and into the Company;

(p) Neither the Company nor any Subsidiary has accelerated the collection of any Accounts Receivable or delayed the payment of any accounts payables, except in the ordinary course of business consistent with past practices;

(q) Neither the Company nor any Subsidiary has suffered any strike, walkout, work stoppage or slowdown or any other new or continued event, development or condition of similar character;

(r) Neither the Company nor any Subsidiary has, to Parent’s and Seller’s knowledge, suffered any adverse change or any threat of any adverse change in the Company’s or its Subsidiaries’ relations with, or any loss or threat of loss of, any customer which is a party to any Material Contract; and

(s) Neither Seller, the Company nor any Subsidiary has entered into any commitment (contingent or otherwise) to do any of the foregoing.

3.13 Properties. Except as set forth on Schedule 3.13, the Company and its Subsidiaries have good, valid and marketable title to all of the personal or mixed property, tangible or intangible, reflected in their Books and Records as being owned, in each case free and clear of all Encumbrances, other than any Encumbrances arising under the Credit Facility and any Permitted Encumbrances. Except as set forth on Schedule 3.13, the properties and assets of the Company and its Subsidiaries comprise all properties and assets used in and/or necessary for the continued conduct of the business of the Company and its Subsidiaries as now being conducted, are adequate for the purposes for which such properties and assets are currently used or held for use and are in reasonably good repair and operating condition (subject to normal wear and tear). Except as set forth on Schedule 3.13, there are no assets or properties used in the conduct of the business of the Company and its Subsidiaries and owned by any Person other than the Company or its Subsidiaries that will not continue to be leased or licensed to the Company or its Subsidiaries under valid, current leases or licenses following the Closing or provided to the Company and its Subsidiaries following the Closing pursuant to the Transition Services Agreement. Schedule 3.13 contains a complete and correct list of all Governmental Entity-owned property or Governmental Entity-furnished equipment provided under, necessary to perform the obligation under, or for which the Company or its Subsidiaries could be held accountable under, the Government Contracts or Grants, and such Governmental Entity-owned property and Governmental Entity-furnished equipment are maintained by the Company in accordance with a property management system approved by the appropriate Governmental Entity. No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or any Subsidiary of any of its assets or properties, other than in the ordinary course of business with respect to immaterial and de minimus (individually and in the aggregate) assets or properties.

3.14 Unclaimed Property. To Parent’s and Seller’s knowledge, and except to the extent included in the $70,938 accrual for unclaimed property reflected in the Balance Sheet and to be reflected in Final Working Capital, the Company and its Subsidiaries have no material assets that may constitute unclaimed property under applicable Laws. Without limiting the generality of the foregoing, the Company and its Subsidiaries have established and followed procedures to identify any unclaimed property and, to the extent required by applicable Laws, remit such unclaimed property to the respective Governmental Entity. The Company’s and its Subsidiaries’ records are reasonably adequate to permit Governmental Entities or outside auditors to confirm the representations and warranties contained in this Section 3.14.

3.15 Receivables. There has been no material change in the outstanding amount of accounts receivable of the Company and its Subsidiaries since December 31, 2008. All accounts receivable of the Company and its Subsidiaries, including without limitation billed invoices and work-in-progress (both negative and positive amounts), that are reflected on the most recent Balance Sheet represent, and those that will be reflected on the Settlement Statement (the “Accounts Receivable”) will represent, valid, bona fide obligations arising from sales actually made or services actually performed in the ordinary course of business. The Accounts Receivable will be collectible in full subject to any reserves therefore as set forth on the Settlement Statement. Except to the extent of any reserves set forth on the Settlement Statement, the Accounts Receivable are not subject to any defenses, contests, set-offs, counterclaims or rights of return. Except to the extent of any reserves set forth on the Settlement Statement, the Company and each Subsidiary has fully performed all obligations with respect to the Accounts Receivable which it was obligated to perform to the date hereof. Schedule 3.15 contains a complete and accurate list of all accounts receivable of the Company and its Subsidiaries as of February 28, 2009, including a list of the accounts receivable that are billed, a list of the accounts receivable that are unbilled and information regarding the aging of such accounts receivable. The parties hereto acknowledge and agree that the disclosures in Schedule 3.15 are not, and are not intended to be, an exception to, or qualification of, the representations or warranties contained in this Section 3.15 and constitute solely the disclosures required by the immediately preceding sentence. For purposes of this Section 3.15, any Accounts Receivable which remains uncollected as of December 31, 2009 shall be deemed to be uncollectible.

3.16 Contracts.

3.16.1 Schedule 3.16.1 lists each of the following Contracts to which the Company or any of its Subsidiaries are a party:

(a) any Customer Contract with any customer, client or partner which (i) accounted for revenues in excess of $1,000,000 during the year ended December 31, 2008 or (ii) is reasonably expected to account for revenues in excess of $1,000,000 during the year ending December 31, 2009, other than Customer Contracts which (y) did not individually account for revenues in excess of $125,000 during the year ended December 31, 2008 and (z) are not reasonably expected to individually account for revenues in excess of $125,000 during the year ending December 31, 2009;

(b) other than pursuant to Customer Contracts, any agreements, contracts or commitments that provide for the sale, licensing or distribution of any of the Intellectual Property of the Company or any of its Subsidiaries;

(c) any consulting, independent contractor or similar agreement, contract or commitment pursuant to which the Company and its Subsidiaries (i) made payments in excess of $10,000 during the year ended December 31, 2008, or (ii) reasonably expect to make payments in excess of $10,000 during the year ending December 31, 2009, and, in either case, that is not terminable on sixty (60) days notice or less without penalty, Liability or premium of any type, including, without limitation, severance or termination pay;

(d) any collective bargaining or union agreements, contracts or similar commitments with respect to the employees of the Company or its Subsidiaries;

(e) any guarantees or similar undertaking of any obligations of other Persons or any agreements to acquire or guarantee any obligations of other Persons, other than those identified in subparagraph (t) below;

(f) any loan, line of credit, standby financing, revolving credit or other similar financing arrangement of any sort, other than trade accounts payable, from any Person;

(g) any advance, loan or other similar arrangement to any Person in excess of $1,000, other than pursuant to the Computer Loan Program;

(h) any contract or commitment for the purchase of materials, supplies, goods, services, equipment or other assets pursuant to which the Company and its Subsidiaries reasonably expect to make payments in excess of $50,000 during the year ending December 31, 2009;

(i) any contract or agreement, other than Government Contracts or Grants, providing for notice, the payment of compensation or other benefits, or creating or triggering any rights of acceleration, consent, termination, modification, cancellation, loss of rights or other rights or obligations in the event of a sale or change in control of the Company or any Subsidiary;

(j) any lease of real estate;

(k) any lease of personal property with remaining lease payments in excess of $10,000 per annum;

(l) any agreement concerning a partnership or joint venture;

(m) any agreement concerning confidentiality, except for any such agreements with customers or vendors entered into in the ordinary course of business;

(n) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees;

(o) any agreement for the employment of any individual, whether on a full-time, part-time or other basis;

(p) any agreement to be performed relating to capital expenditures in excess of $25,000, in the aggregate;

(q) any agreements relating to the sale, transfer or disposition of any assets of the Company or its Subsidiaries, other than the disposal of obsolete assets in the ordinary course of business in a value not exceeding $25,000;

(r) any warranty, guaranty, performance bond, letter of credit or other similar undertaking with respect to a contractual performance extended by Seller, Parent, the Company, any Subsidiary or any of Seller’s Affiliates with respect to the Company or its Subsidiaries;

(s) any agreement, contract or commitment requiring the Company or its Subsidiaries to indemnify or hold harmless any Person other than any Customer Contract entered into in the ordinary course of business consistent with past practices;

(t) any guaranty or similar undertaking extended by the Company or any Subsidiary with respect to Parent, Seller or their Affiliates (other than the Company and its Subsidiaries) or any Contracts, obligations and Liabilities thereof (a “Guaranty”);

(u) any non-competition, non-solicitation or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect (i) the ability of the Company or its Subsidiaries to solicit customers or employees, or (ii) the manner in which, or the localities of which, all or any portion of the business of the Company and its Subsidiaries is or could be conducted;

(v) any power of attorney or other grant of authority by the Company or its Subsidiaries that is effective and outstanding and which vests in any Person decision-making authority or the power to bind the Company or its Subsidiaries; and

(w) any other material agreement entered into outside of the ordinary course of the business of the Company or its Subsidiaries.

The foregoing agreements, documents and contracts are referred to herein as “Material Contracts”. True and correct copies of each Material Contract have been made available to Purchaser by Seller.

3.16.2 Except as set forth in the Schedule 3.16.2, all of the Material Contracts are valid, binding, in full force and effect, and enforceable by the Company and its Subsidiaries in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles, of equity, regardless of whether such enforcement is considered a proceeding at law or in equity. Except as set forth on Schedule 3.16.2, neither the Company, its Subsidiaries nor any other party are in default under or in breach or violation of any Material Contract, except for such defaults, breaches or violations which would not reasonably be expected to result in a Material Adverse Change. Except as set forth on Schedule 3.16.2, to Parent’s and Seller’s knowledge, neither the Company, its Subsidiaries nor any other party are in default under or in breach or violation of any Material Contract.

3.17 Environmental Matters.

(a) Each of the Company and its Subsidiaries has complied and is in compliance with all Environmental, Health, and Safety Requirements, except for such non-compliance which would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, each of the Company and its Subsidiaries has complied and is in compliance with all Environmental, Health and Safety Requirements. Neither the Company nor its Subsidiaries has been required by any Governmental Entity to (i) alter any of the Real Property to be in compliance with Environmental, Health, and Safety Requirements, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations on, about or in connection with any of the Real Property.

(b) Each of the Company and its Subsidiaries has obtained and complied with, and is in compliance with, all Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of its facilities and the operation of its business, except where such failure to obtain or comply would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, each of the Company and its Subsidiaries has obtained and complied with, and is in compliance with, all Permits that are required pursuant to Environmental, Health and Safety Requirements for the occupation of its facilities and the operation of its business. All such Permits are in full force and effect.

(c) There is no Action pending or, to Parent’s and Seller’s knowledge, threatened against or involving the Company or its Subsidiaries in respect to any environmental matter, including any Environmental, Health, and Safety Requirement. Neither the Company nor its Subsidiaries has retained or assumed, or provided any indemnification or guarantee with respect to, either contractually or, to Parent’s and Seller’s knowledge, by operation of law, any Liability or Contract of any other Person relating to any environmental matter, including any Environmental, Health, and Safety Requirement.

(d) None of the Company or its Subsidiaries has received any written or material oral notice, demand, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under Environmental, Health, and Safety Requirements.

(e) To Parent’s and Seller’s knowledge, no facts, events or conditions relating to the past or present facilities, properties or operations of the Company or any of its Subsidiaries will prevent, hinder or limit continued compliance with Environmental, Health, and Safety Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental, Health, and Safety Requirements, or give rise to any other Liabilities pursuant to Environmental, Health, and Safety Requirements, including without limitation any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

(f) Seller has made available to Purchaser all environmental investigations, studies, audits, tests, reviews and other analyses pertaining to the Company, its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or its Subsidiaries that are in the possession, custody, or control of Parent, Seller, the Company, its Subsidiaries or their Representatives.

3.18 Intellectual Property.

(a) Schedule 3.18(a) sets forth a true and complete list of all Patent Rights, Trademarks, Copyrights, and domain names that are now owned by the Company or any of its Subsidiaries.

(b) Schedule 3.18(b) sets forth a true and complete list of all Company Software, Third Party Software and Licensed Intellectual Property. Seller has made available to Purchaser true and complete copies of all licenses, sublicenses or other agreements relating to the Licensed Intellectual Property. All such licenses, sublicenses or other agreements relating to the Licensed Intellectual Property are in full force and effect, and enforceable by the Company and its Subsidiaries in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. None of the Company, any Subsidiary or, to Parent’s and Seller’s knowledge, any other party to any such license, sublicense or agreement is in material breach or default thereof, and no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, modification, or acceleration thereunder.

(c) Schedule 3.18(c) identifies all licenses, sublicenses and other agreements (as licensee or licensor) that the Company or any of its Subsidiaries is a party to relating to the Owned Intellectual Property, other than Government Contracts or Grants entered into in the ordinary course of business.

(d) Except as set forth on Schedule 3.18(d), the Company or a Subsidiary thereof owns each item of Owned Intellectual Property free and clear of all Encumbrances other than licenses or sublicenses of Owned Intellectual Property described in Section 3.18(c) above and other than any Encumbrances arising under the Credit Facility, and has full right or license to use the Owned Intellectual Property and Licensed Intellectual Property in the conduct of its business as presently conducted and there are no Intellectual Property Rights used by the Company or its Subsidiaries which are owned or licensed by Seller, Parent or their Affiliates (other than the Company and its Subsidiaries).

(e) The Owned Intellectual Property and Licensed Intellectual Property include all of the Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted.

(f) (i) All registrations for Owned Intellectual Property are in force without challenge, and all applications to register any Owned Intellectual Property are pending and in good standing, except for such issuances, registrations or applications that the Company has permitted to expire or has cancelled or abandoned in its reasonable business judgment; (ii) all necessary annuities, filing, registration, maintenance and renewal fees in conjunction with any Owned Intellectual Property which are due and payable have been paid; (iii) the Company or its Subsidiaries have the sole and exclusive right to bring actions for infringement or unauthorized use of the Owned Intellectual Property; and (iv) to Parent’s and Seller’s knowledge, no Owned Intellectual Property Rights are presently being infringed. Upon Closing, the Company and its Subsidiaries will maintain all of their right, title and interest in and to the Owned Intellectual Property, including all rights, claims and damages regarding past infringements of the Owned Intellectual Property by any third party (and the Company’s right to seek enforcement of all such rights to prevent the infringement or misappropriation thereof), free and clear of all Encumbrances.

(g) Each item of Owned Intellectual Property and Licensed Intellectual Property immediately prior to the Closing will be owned or available for use by the Company and its Subsidiaries on identical terms and conditions immediately subsequent to the Closing hereunder.

(h) There are no pending or, to Parent’s and Seller’s knowledge, threatened (i) interferences, re-examinations, oppositions or cancellation proceedings involving any Owned Intellectual Property, or (ii) claims or litigation contesting the validity or the Company’s and its Subsidiaries’ ownership or right to use, sell, license, distribute or dispose of the Owned Intellectual Property.

(i) The operations and activities of the Company and its Subsidiaries do not infringe on any Intellectual Property of any other Person.

(j) In each case where the Company or any Subsidiary thereof has acquired any material Owned Intellectual Property from any Person, or jointly developed material Owned Intellectual Property with any Person, the Company or the Subsidiary, as applicable, has obtained a valid, enforceable, and irrevocable transfer of all right, title, and interest to such Owned Intellectual Property.

(k) No Action is pending or, to Parent’s and Seller’s knowledge, is threatened which challenges the legality, validity, enforceability, use, or ownership of any Owned Intellectual Property.

(l) Neither the Company nor any Subsidiary thereof has agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to any Owned Intellectual Property, other than any Government Contract or Grant entered into in the ordinary course of business.

(m) The Company and its Subsidiaries, together with Seller and its Affiliates, have taken commercially reasonable actions to maintain the secrecy of all material confidential information of the Company and its Subsidiaries.

3.19 Employment Matters. Seller has delivered to Purchaser a complete and accurate list, by employer (e.g., the Company, specific Subsidiary of the Company), of all the employees of the Company or its Subsidiaries (excluding temporary and on-call workers), whether full-time or part-time, setting forth for each employee (i) title, (ii) location of employment, (iii) original hire date, (iv) current annual base salary, (v) two (2) year salary history, (vi) current bonus targets, and (vii) bonuses received over the past two (2) years. Except as specified on Schedule 3.19, none of the employees of the Company or its Subsidiaries includes any Person who is not a United States citizen. None of Purchaser, the Company or any Subsidiary will incur any Liability for the improper classification by the Company or any Subsidiary of such employees as independent contractors or leased employees prior to the Closing or as being exempt from overtime pay. There are no collective bargaining agreements with any union or other bargaining group for any employees of the Company or any Subsidiary and Seller has no knowledge of any union organizational efforts involving such employees.

Except as specified on Schedule 3.19, no employee described in Exhibit H (a “Key Employee”) has left the Company or any Subsidiary since January 1, 2007. No current Key Employee has indicated any present or future intention or, to Parent’s and Seller’s knowledge, intends to terminate his or her employment with the Company or any Subsidiary or not to engage in employment with Purchaser. With respect to all current and former employees, each of the Company and each Subsidiary is and has been in compliance with all provisions of Law pertaining to the employment and terminating of employees, including without limitation all Laws relating to labor relations, equal employment practices, fair employment practices, pay equity, entitlements, prohibited discrimination, terms and conditions of employment, occupational health and safety, wages and hours, withholding requirements, or other similar employment or hiring practices or acts, and neither the Company nor any Subsidiary is or has been engaged in any unfair labor practice, except where such noncompliance would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, with respect to all current and former employees, each of the Company and each Subsidiary is and has been in compliance with all provisions of Law pertaining to the employment and terminating of employees, including without limitation all Laws relating to labor relations, equal employment practices, fair employment practices, pay equity, entitlements, prohibited discrimination, terms and conditions of employment, occupational health and safety, wages and hours, withholding requirements, or other similar employment or hiring practices or acts, and neither the Company nor any Subsidiary is or has been engaged in any unfair labor practice. Neither the Company nor any Subsidiary is a party to any Action involving a violation or alleged violation of any of the Laws referred to in the preceding sentence. Without limiting the generality of the foregoing, with respect to all United States employees, (A) the Company and the Subsidiaries are and have at all times in the past been in compliance with the WARN Act, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Immigration and Nationality Act, as amended, the Uniformed Services Employment and Reemployment Rights Act of 1994 (“USERRA”), and the Immigration Reform and Control Act of 1986, except where the failure to do so would not reasonably be expected to result in a Material Adverse Change, and (B) to Parent’s and Seller’s knowledge, the Company and the Subsidiaries are and have at all times in the past been in compliance with the WARN Act, COBRA, the Immigration and Nationality Act, as amended, USERRA, and the Immigration Reform and Control Act of 1986. Except as set forth on Schedule 3.19, the consummation of the transactions contemplated by this Agreement will not (either alone or in conjunction with another event, such as a termination of employment or other services or continuation of employment) entitle any employee or other Person to receive severance, any stay or retention bonus or other compensation which would not otherwise be payable absent the consummation of the transactions contemplated by this Agreement or cause the vesting or acceleration of the time of payment of any award or entitlement under any Employee Benefit Plan. All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and benefits under Employee Benefit Plans have either been paid or are accurately reflected in the Books and Records. The Company and its Subsidiaries have no outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any applicable workplace safety or insurance Laws, and neither the Company nor any Subsidiary has been reassessed under such Laws during the past three years, and to the knowledge of Parent and Seller, no audit of the Company or any Subsidiary is currently being performed with respect to any applicable workplace safety and insurance Laws.

3.20 Employee Benefit Plans.

(a) Schedule 3.20(a) hereto sets forth a list of all Employee Benefit Plans for the benefit of any employee, retiree or former employee of, or consultant to, the Company or any Subsidiary (or beneficiary, survivor or dependent of any such individual), indicating the sponsor of such plan (i.e., the Company or any Subsidiary). Seller has provided to Purchaser a true and complete copy of each such Employee Benefit Plan and each relevant brochure or summary plan description provided to employees.

(b) Except as set forth on Schedule 3.20(b), none of Purchaser, Parent, Seller, the Company or its Subsidiaries is a party to, bound by, or will incur any Liability under, any severance agreement, deferred compensation agreement, employment agreement, similar agreement, or Employee Benefit Plan as a result of the consummation of the transactions contemplated by this Agreement, either alone or together with another event.

(c) Except as set forth on Schedule 3.20(c), the execution of, and performance of the transactions contemplated in, this Agreement will not constitute an event under any Employee Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employees, officers or directors.

(d) Except as set forth on Schedule 3.20(d), each Employee Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is intended to be a qualified plan meets the requirements of Section 401(a) of the Code; the trust, if any, forming part of such plan is exempt from U.S. federal income tax under Section 501(a) of the Code; a favorable determination letter has been issued by the Internal Revenue Service (“IRS”) after January 1, 2002, and takes into account the series of legislation commonly referred to as “GUST” (or, if the plan is documented on a prototype, such prototype is currently approved by the IRS and takes “GUST” into account), or has been submitted for a favorable determination letter under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), or is still within the EGTRRA remedial amendment period provided by Code Section 401(b) with respect to each plan and trust and each amendment thereto or such plan and trust and/or amendment; and since the date of such determination letter there are no circumstances that are likely to adversely affect the qualification of such plans. Except as set forth on Schedule 3.20(d), any employee pension benefit plan intended to meet the requirements of Section 401(a) has been amended in good faith to comply with any provisions of EGTRRA and, to the extent required, the Pension Protection Act of 2006 (“PPA”) that are instituted voluntarily by the end of the plan year in which such changed provision is effective. Except as set forth on Schedule 3.20(d), none of Parent, Seller, the Company or its Subsidiaries has received any correspondence or written or verbal notice from the IRS, the U.S. Department of the Treasury, the Employee Benefits Security Administration, any participant in, or beneficiary of, an Employee Benefit Plan, or any agent representing any of the foregoing that brings into question the compliance referred to in this Section 3.20.

(e) No Tax Liabilities have arisen and are currently unpaid in relation to a violation of any applicable Employee Benefit Plan of Section 409A of the Code, nor is any Tax Liability expected to arise in connection with any payment as a result of the transaction contemplated in this Agreement. All Employee Benefit Plans subject to Section 409A of the Code have been documented to conform to such Section.

(f) Neither the Company nor its Subsidiaries has any “leased employees” within the meaning of Section 414(n) of the Code.

(g) No Employee Benefit Plan is a “voluntary employees beneficiary association” (within the meaning of Section 501(c)(9) of the Code), and since January 1, 1988, there have been no other “welfare benefit funds” relating to employees or former employees within the meaning of Section 419 of the Code.

(h) No event or condition exists with respect to any Employee Benefit Plan that could subject Purchaser, the Company or its Subsidiaries to any material Tax under Section 4980B of the Code.

(i) With respect to each Employee Benefit Plan, Seller has heretofore delivered to Purchaser complete and correct copies of the following documents, where applicable: (i) the most recent annual report (Form 5500), together with schedules, as required, filed with the Department of Labor (“DOL”), and any financial statements and opinions required by Section 103(a)(3) of ERISA or, for each top-hat plan, a copy of all filings with the DOL, (ii) the most recent determination letter issued by the IRS, (iii) the most recent summary plan description and all modifications, (iv) the text of the Employee Benefit Plan and of any trust, insurance, or annuity contracts maintained in connection therewith including any and all amendments thereto, (v) the most recent actuarial report, if any, relating to the Employee Benefit Plan, and (vi) the most recent actuarial valuation, study, or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan.

(j) Except as set forth on Schedule 3.20(j), all required reports and descriptions (including but not limited to Form 5500 annual reports and required attachments (including but not limited to any required independent audit), Forms 1099-R, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been filed or distributed appropriately with respect to each Employee Benefit Plan. All required Tax filings with respect to each Employee Benefit Plan have been made, including but not limited to IRS Forms 990-T and 5330, and any Taxes due in connection with such filings have been paid.

(k) None of the Employee Benefit Plans is a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA), including a single employer plan for which the Company or any of its Subsidiaries could incur Liability under Section 4063 or 4064 of ERISA. Neither the Company nor its Subsidiaries maintain or contribute to or in any way directly or indirectly have any Liability (whether contingent or otherwise) with respect to any “multi-employer plan.”

(l) No Employee Benefit Plan is subject to Title IV of ERISA. No contingent or other Liability with respect to which the Company or its Subsidiaries has or could have any Liability existing under Title IV of ERISA to the Pension Benefit Guaranty Corporation (the “PBGC”) or to any Employee Benefit Plan or any plan sponsored by an employee organization that provides benefits to the Company’s or its Subsidiaries’ employees, and no assets of the Company or its Subsidiaries are subject to an Encumbrance under Section 4064 or 4068 of ERISA.

(m) All contributions (including all employer contributions and employee salary reduction contributions) required to be made to or with respect to each Employee Benefit Plan with respect to the service of employees or former employees as of the Closing Date and all contributions for any period ending on or before the Closing Date that are not yet due have been made or have been accrued for in the Books and Records of the Company and its Subsidiaries. All Employee Benefit Plans are in compliance with Code Section 412, to the extent that is applicable to the Employee Benefit Plan. Except as set forth on Schedule 3.20(m), the assets under each Employee Benefit Plan that is an “employee pension benefit plan” (as such term is defined in ERISA Section 3(2)) equal or exceed the present value of all vested and unvested liabilities thereunder, as determined in accordance with the terms of such Employee Benefit Plan, the Code, ERISA, and to the extent applicable, PBGC methods, factors, and assumptions applicable to employee pension benefit plans on the date of such determination.

(n) Except as set forth on Schedule 3.20(n), the Company and its Subsidiaries have no obligation to provide postretirement medical or other benefits to employees or former employees or their survivors, dependents, and beneficiaries, except as may be required by Section 4980B of the Code or Part 6 of Title I of ERISA or applicable state medical benefits continuation law, and the Company and its Subsidiaries may terminate any such postretirement medical or other benefits upon thirty (30) days notice or less without any Liability therefore.

(o) Except as set forth on Schedule 3.20(o), except for those events and conditions which would not reasonably be expected to result in a Material Adverse Change, there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Part 4 of Subtitle B of Title I of ERISA in connection with any of the Employee Benefits Plans that, assuming the Taxable period of such transaction expired as of the date hereof or the Closing Date, could subject the Company or its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code of Section 502(i) of ERISA; each Employee Benefit Plan has been administered in accordance with the applicable provisions of ERISA, the Code, and applicable Law and with the terms and provisions of all documents or Contracts pursuant to which such Employee Benefit Plan is maintained; all reports and information required to be filed with the DOL, the IRS, or the PBGC with respect to any Employee Benefit Plan have been timely filed or delivered; there is no Action threatened involving an Employee Benefit Plan (other than routine claims for benefits), and there is no basis for such a claim; there are no unaccrued Liabilities with respect to an Employee Benefit Plan; and none of the Employee Benefit Plans nor any fiduciary thereof (in their capacity as fiduciary) has been the direct or indirect subject of an investigation or examination by a Governmental Entity. Except as set forth on Schedule 3.20(o), to Parent’s and Seller’s knowledge, there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Part 4 of Subtitle B of Title I of ERISA in connection with any of the Employee Benefits Plans that, assuming the Taxable period of such transaction expired as of the date hereof or the Closing Date, could subject the Company or its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code of Section 502(i) of ERISA; each Employee Benefit Plan has been administered in accordance with the applicable provisions of ERISA, the Code, and applicable Law and with the terms and provisions of all documents or Contracts pursuant to which such Employee Benefit Plan is maintained; all reports and information required to be filed with the DOL, the IRS, or the PBGC with respect to any Employee Benefit Plan have been timely filed or delivered; there is no Action threatened involving an Employee Benefit Plan (other than routine claims for benefits), and there is no basis for such a claim; there are no unaccrued Liabilities with respect to an Employee Benefit Plan; and none of the Employee Benefit Plans nor any fiduciary thereof (in their capacity as fiduciary) has been the direct or indirect subject of an investigation or examination by a Governmental Entity. There is no Action pending involving an Employee Benefit Plan (other than routine claims for benefits). None of the Employee Benefit Plans nor any fiduciary thereof (in their capacity as fiduciary) has been the direct or indirect subject of an order by a Governmental Entity. Except as set forth on Schedule 3.20(o), there are no matters pending before the IRS, the DOL, or any other Governmental Entity with respect to any Employee Benefit Plan.

(p) Neither the Company nor its Subsidiaries have any obligation to any former employee, or any current employee upon retirement, under any Employee Benefit Plan or otherwise, other than those disclosed in Schedules 3.20(a) through 3.20(o) hereto, and any Employee Benefit Plans can be terminated as of or after Closing without resulting in any Liability to Purchaser, ICF, the Company or its Subsidiaries for any additional contributions, penalties, premiums, fees, fines, Taxes, or any other charges or Liabilities.

(q) None of the Company, its Subsidiaries, and any Employee Benefit Plan has engaged in any transaction that is considered by the IRS to be a “Listed Transaction.” No Employee Benefit Plan is a plan that is covered by Code Section 412(i) (prior to its amendment effective January 1, 2008) or Code Section 412(e)(3) as amended effective January 1, 2008.

(r) Schedule 3.20(r) sets forth a list of all Management Incentive Plans. Seller has provided to Purchaser a true and complete copy of all Management Incentive Plans, together with a listing of all employees who are a party to a Management Incentive Plan identified as a “stay bonus” or a “success bonus” on Schedule 3.20(r) and the corresponding bonus amounts. All monetary awards for calendar year 2008 (other than de minimus amounts) with respect to such Management Incentive Plans (“2008 Awards”) have been disclosed to Purchaser prior to the date hereof. No further awards under any Management Incentive Plan will be made, or are required to be made, for calendar year 2008. Except as set forth on Schedule 3.20(r), no awards have been made under any Management Incentive Plan with respect to calendar year 2009. All 2008 Awards have been fully paid and the Company and its Subsidiaries have no further Liability with respect thereto.

(s) Schedule 3.20(s) sets forth a list of all individuals who participate in the Computer Loan Program, together with the outstanding amount owed by each such individual as of the date of this Agreement. Seller shall provide an updated Schedule 3.20(s) to Purchaser at Closing which lists all individuals who participate in the Computer Loan Program, together with the outstanding amount owed by each such individual as of the Closing Date.

(t) Contributions have been made on behalf of plan participants to the profit sharing account under the Macro 401(k) Plan in the amount of $3,263,215.12 (including forfeitures and earnings) in respect to calendar year 2008.

3.21 Compliance with Laws. Each of the Company and each Subsidiary is, and has been, in compliance with, and has no Liability under, any and all Laws applicable to the assets, properties, liabilities, condition, operations or business of the Company and its Subsidiaries, except for any noncompliance or Liability which would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, each of the Company and each Subsidiary is, and has been, in compliance with, and has no Liability under, any and all Laws applicable to the assets, properties, liabilities, condition, operations or business of the Company and its Subsidiaries. Neither the Company nor any Subsidiary has received any written notice from any Governmental Entity or other Person is claiming any such violation or potential violation of any Law.

3.22 Permits. The Company and each Subsidiary owns, holds or possesses all Permits necessary to entitle it to own or lease, operate and use its properties and to carry on and conduct its business as currently conducted and as currently proposed to be conducted, except to the extent that the absence of any such Permit would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, the Company and each Subsidiary owns, holds or possesses all Permits necessary to entitle it to own or lease, operate and use its properties and to carry on and conduct its business as currently conducted and as currently proposed to be conducted. The Company and each Subsidiary has fulfilled and performed its respective obligations under each such Permit and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Permit which would be reasonably expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Permit. No written notice of cancellation, of material default or of any dispute concerning any such Permit, or of any event, condition or state of facts described in the preceding sentence, has been received by Parent, Seller, the Company or its Subsidiaries. There is no proceeding pending or, to Parent’s and Seller’s knowledge, threatened to revoke, modify or otherwise fail to renew any such Permit. Each Permit is valid, subsisting and in full force and effect.

3.23 Brokers. None of Parent, Seller, the Company or its Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement.

3.24 Taxes.

(a) The Company and each Subsidiary have filed or caused to be filed all income Tax Returns which are required to be filed by, or with respect to, the Company and each Subsidiary. All such Tax Returns were correct and complete, except where the failure to be so would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, all such Tax Returns were correct and complete. Except as set forth in Schedule 3.24(a), all Taxes payable by, or due from, the Company and each Subsidiary have been fully paid or adequately disclosed and fully provided for in the Books and Records and Financial Statements of the Company and its Subsidiaries in accordance with GAAP (as Taxes payable or accrued Taxes), except where the failure to do so would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, except as set forth in Schedule 3.24(a), all Taxes payable by, or due from, the Company and each Subsidiary have been fully paid or adequately disclosed and fully provided for in the Books and Records and Financial Statements of the Company and its Subsidiaries in accordance with GAAP (as Taxes payable or accrued Taxes). The Company and each Subsidiary have made adequate and timely installments of Taxes required to be made. All Taxes which the Company and each Subsidiary are required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the Books and Records and Financial Statements of the Company and its Subsidiaries in accordance with GAAP, except where the failure to do so would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, all Taxes which the Company and each Subsidiary are required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the Books and Records and Financial Statements of the Company and its Subsidiaries in accordance with GAAP.

(b) Except as set forth in Schedule 3.24(b), no examination of any such Tax Return of the Company or any Subsidiary is currently in progress; no adjustment relating to such Tax Returns has been proposed formally or informally by any Tax Authority (insofar as either relates to the activities or income of the Company or any Subsidiary) and, to Parent’s and Seller’s knowledge, no basis exists for such adjustment. Except as set forth in Schedule 3.24(b), to the knowledge of Parent and Seller, neither the Company nor any of its Subsidiaries will be subject to any assessments, reassessments, levies, penalties or interest with respect to Taxes which will result in any Liability in respect of the Pre-Closing Period.

(c) Except as set forth in Schedule 3.24(c), there are no outstanding agreements or waivers extending the statutory period of limitation or any agreement providing for any extension of time for the filing applicable to any such Tax Return of the Company or any Subsidiary. Except as set forth in Schedule 3.24(c), neither the Company nor any Subsidiary has received approval to make or agreed to a change in any accounting method or has any written application pending with any Tax Authority requesting permission for any such change. Except as set forth in Schedule 3.24(c), and to the knowledge of Parent and Seller, neither the Company nor any Subsidiary is bound by any contractual obligation requiring the indemnification or reimbursement of any Person with respect to the payment of any Tax.

(d) No claim has been made by any Tax Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that it is or may be subject to Taxes by that jurisdiction. Seller has delivered to Purchaser complete and correct copies of all federal, state, provincial, local and foreign income or franchise Tax Returns filed by the Company and each Subsidiary for the three most recent taxable years for which such Tax Returns have been filed immediately preceding the date of this Agreement. To Parent’s and Seller’s knowledge, other than (i) with respect to Taxes shown on Tax Returns described in this Section 3.24(d) or (ii) with respect to those jurisdictions set forth in Schedule 3.24(d), neither the Company nor any Subsidiary is subject to any Tax imposed on net income in any jurisdiction or by any Tax Authority.

(e) Except as set forth in Schedule 3.24(e), no Action is pending by any Tax Authority for any audit, examination, deficiency, assessment or collection from the Company or any Subsidiary for any Taxes, and no unresolved claim for any deficiency, assessment or collection of any Taxes has been asserted against the Company or any Subsidiary. Seller has delivered to Purchaser correct and complete copies of all revenue agents’ reports, Tax examination reports, and all statements or notices of deficiencies of any Tax assessed against or agreed to by or on behalf of the Company or any of its Subsidiaries filed or received since December 31, 2005. All formal or informal Tax sharing, Tax allocation and Tax indemnity arrangements, if any, will terminate as of or prior to Closing and neither the Company nor any Subsidiary will have any Liability thereunder after Closing.

(f) Each asset with respect to which the Company or any Subsidiary claims depreciation, amortization or similar expense for Tax purposes is owned for Tax purposes by the Company or the applicable Subsidiary under applicable Tax Law, except where the failure to so own would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, each asset with respect to which the Company or any Subsidiary claims depreciation, amortization or similar expense for Tax purposes is owned for Tax purposes by the Company or the applicable Subsidiary under applicable Tax Law. Except as set forth in Schedule 3.24(f), neither the Company nor any Subsidiary owns, or has owned during any Pre-Closing Period, directly or indirectly, any interest in any entity classified as either a partnership or a disregarded entity for any Tax purpose. To Parent’s and Seller’s knowledge, no item of income or gain reported for financial purposes in any Pre-Closing Period is required to be included in taxable income for a Post-Closing Period. Neither the Company nor any Subsidiary will have any taxable income or gain as a result of prior intercompany transactions that have been deferred and that will be taxed as a result of the changes in ownership contemplated by this Agreement. There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company or any Subsidiary.

(g) All Tax deficiencies determined as a result of any past completed audit have been satisfied. Seller has delivered to Purchaser complete and correct copies of all audit reports and statements of deficiencies with respect to any material Tax assessed against or agreed to by the Company or any Subsidiary for the three most recent taxable periods for which such audit reports and statements of deficiencies have been received by the Company or any Subsidiary. Any powers of attorney or other authorizations currently in effect that grant to any Person the authority to represent the Company or any Subsidiary in connection with any Tax matter or proceeding shall be revoked as of the Closing Date. Neither the Company nor any Subsidiary is a party to or bound by any closing agreement or offer in compromise with any Tax Authority.

(h) Except as set forth on Schedule 3.24(h), all material related party transactions conducted by the Company or any Subsidiary have been on an arm’s length basis. The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) Except as set forth on Schedule 3.24(i), neither the Company nor any Subsidiary has made or become obligated to make, and will not as a result of the transactions contemplated hereby become obligated to make, any payments that are nondeductible by reason of Section 280G (without regard to Subsection (b)(4) thereof) or 162(m) of the Code, nor will the Company or any Subsidiary be required to “gross up” or otherwise compensate any individual because of the imposition of any excise tax on such a payment to the individual.

(j) Except as set forth on Schedule 3.24(j), other than the affiliated groups of which Parent or Seller is (or was) the common parent, neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, provincial or foreign Law), as a transferee or successor, by contract, or otherwise.

(k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Section 361.

(l) Neither the Company nor any of its Subsidiaries is or has been a party to either (i) any “reportable transaction,” as defined in Code Section 6707A(c)(1) or Treas. Reg. Section 1.6011-4(b) or (ii) any “listed transaction” as defined in Code Section 6707A(c)(2) or Treas. Reg. Section 1.6011-4(b)(2).

(m) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Period as a result of any:

(i)	change in method of accounting for a taxable period ending or prior to the Closing Date:

(ii)	“Closing Agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, provincial or foreign income Tax Law) executed on or before the Closing Date;

(iii)	inter-company transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, provincial or foreign income Tax Law);

(iv)	installment sales or open transaction disposition made on or prior to the Closing Date; or

(v)	prepaid amount received on or before the Closing Date.

(n) Parent has filed a consolidated federal income Tax Return with the Company and its Subsidiaries for the taxable year immediately preceding the current taxable year and is eligible to make a Section 338(h)(10) Election with respect to the transactions contemplated in this Agreement. The affiliated groups in which Parent (or Seller) is (or was) the common parent under the applicable Treasury Regulations under Code Section 1502 and in which the Company and its Subsidiaries have been members have filed all income Tax Returns that such groups were required to file for each taxable period during which any of the Company or its Subsidiaries was a member of the groups, except where the failure to do so would not reasonably be expected to result in a Material Adverse Change, and all such Tax Returns were correct and complete in all respects except for any inaccuracy that did not, and will not, materially and adversely affect the Company and its Subsidiaries. All income Taxes owed by any such affiliated group (whether or not shown on any Tax Return) have been paid for each taxable period during which any of the Company or its Subsidiaries was a member of such group.

(o) Except as set forth in Schedule 3.24(o), neither the Company nor any Subsidiary has ever had a permanent establishment in any foreign jurisdiction. Neither the Company nor any Subsidiary has filed any Tax Returns in any foreign jurisdiction.

3.25 Seller Services. Schedule 3.25 sets forth a description of all services currently provided by Parent, Seller or their Affiliates to the Company and its Subsidiaries, as well as a description of all current transactions and relationships between any of the Company and its Subsidiaries on the one hand, and Parent, Seller or their Affiliates (other than the Company and its Subsidiaries) on the other, all of which occurred in the ordinary course of business. Except as provided in this Agreement, the consummation of the transactions contemplated herein will not result in any payment arising or becoming due from any of the Company or its Subsidiaries to Seller or Parent or any Affiliate of Seller or Parent.

3.26 Transactions with Affiliates. To Parent’s and Seller’s knowledge, no officer, director or employee of the Company identified on Exhibit I, the Company’s Subsidiaries, Parent, Seller or any Affiliate of Parent or Seller owns any shares of stock or other securities (other than ownership of publicly traded securities) of, or has any other direct or indirect interest in, any Person which has a business relationship (as creditor, lessor, lessee, licensor, licensee, supplier, dealer, distributor, franchisee, customer or otherwise) with the Company or its Subsidiaries. No officer, director or, to Parent’s and Seller’s knowledge, any employee of the Company identified on Exhibit I, the Company’s Subsidiaries, Parent or Seller or any Affiliate of Parent or Seller has any business relationship (other than as an employee, officer or director) with the Company or its Subsidiaries. No officer, director or employee of the Company, its Subsidiaries, Parent, Seller or any Affiliate of Parent or Seller owns or has any direct or indirect interest in, any Intellectual Property which is used in or which may be required in the ownership or operation by the Company or its Subsidiaries of their properties and assets, or to otherwise carry on and conduct their business and affairs.

3.27 Insurance. Except as set forth in Schedule 3.27, the insurance policies for the Company and its Subsidiaries are maintained by Parent. True and correct copies of the stand alone insurance policies listed on Schedule 3.27 have been made available to Purchaser. No notice has been received by Parent, Seller, the Company or its Subsidiaries from any insurance carrier purporting to cancel or refuse renewal, reduce or dispute coverage under any such stand alone policy. Schedule 3.27 includes a true and complete list of all claims made with respect to the Company and its Subsidiaries under the stand alone policies or under any Parent policies between January 1, 2007 and March 16, 2009, including without limitation any claims made under any directors and officers plan covering directors or officers of the Company or its Subsidiaries. Premiums or other payments due under all such stand alone policies have been paid in full.

3.28 Real Property.

(a) Neither the Company, any Subsidiary, nor any Person which has merged into or consolidated with the Company or any Subsidiary owns, or has previously owned, any real property.

(b) Schedule 3.28(b) sets forth all real property leased or subleased to or by any of the Company or the Subsidiaries. Seller has delivered to Purchaser true, correct and complete copies of each lease or sublease, including any amendments (each, a “Lease”) with respect to such real property. Except as set forth on Schedule 3.28(b), with respect to each of the Leases:

(i)	such Lease is legal, valid, binding, enforceable and in full force and effect (except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforcement is considered a proceeding at law or in equity) and creates a valid leasehold estate in such leased property;

(ii)	the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing, except where such would not reasonably be expected to result in a Material Adverse Change;

(iii)	to Parent’s and Seller’s knowledge, the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iv)	all rents and additional rents which are due and payable have been paid, no waiver, indulgence or postponement of the lessee’s obligations has been granted by the lessor, none of the Company’s or its Subsidiaries’ possession and quiet enjoyment of the leased real property under such Lease has been disturbed and there are no disputes with respect to such Lease;

(v)	none of the Company, its Subsidiaries or any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, except where such breach or default would not reasonably be expected to result in a Material Adverse Change;

(vi)	to Parent’s and Seller’s knowledge, none of the Company, its Subsidiaries or any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

(vii)	no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full.

(c) The Company’s and its Subsidiaries’ use and occupancy of the leased real property identified in Schedule 3.28(b) (collectively, the “Real Property”) is in compliance with all applicable Laws and all insurance requirements affecting the Real Property, except where the failure to do so would not reasonably be expected to result in a Material Adverse Change. To Parent’s and Seller’s knowledge, the Company’s and its Subsidiaries’ use and occupancy of the Real Property is in compliance with all applicable Laws and all insurance requirements affecting the Real Property.

3.29 Bank Accounts. Schedule 3.29 sets forth a true and complete list of each bank, deposit, lock-box or cash collection, management or other account, and each credit card account or program, owned or utilized by, or relating to the business conducted by, the Company or any Subsidiary (the “Bank Accounts”), including the owner of the account, the financial or other institution at which such account is located and the name of every Person authorized to draw thereon or having access thereto. All Bank Accounts will be owned by the Company, or a Subsidiary thereof, following the Closing.

3.30 Foreign Corrupt Practices; Export Compliance.

(a) Foreign Corrupt Practices. Neither the Company, nor any Subsidiary nor any Affiliate of the Company or any Subsidiary, nor any other Person associated with or acting for or on behalf of the any of the foregoing, has directly or indirectly taken any action that would cause the Company or any Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). Neither the Company, nor any Subsidiary nor any Affiliate of the Company or any Subsidiary, nor any other Person associated with or acting for or on behalf of any of the foregoing, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kick-back, or other similar payment to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain preferential treatment in securing business, (ii) to pay for preferential treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, any Subsidiary or any Affiliate of the Company or any Subsidiary, or (iv) in violation of any applicable Laws, or (b) established or maintained any fund or asset that has not been recorded, or made any false or fictitious entries to disguise any such payment, in the Books and Records of the Company or any Subsidiary. All payments to agents, consultants and others made by the Company or any Subsidiary have been in payment of bona fide fees and commissions.

(b) Export Compliance.

(i)	The Company and its Subsidiaries have complied, in all respects, with the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act (“EAA”), the Export Administration Regulations, the International Emergency Economic Powers Act (“IEEPA”), the antiboycott and embargo regulations and guidelines issued under the EAA and IEEPA (and other legal authority), the economic sanctions regulations of the U.S. Department of the Treasury, Office of Foreign Assets Control, U.S./Canada Joint Certification Program and U.S. Customs requirements, including the Laws enforced by the U.S. Department of Homeland Security, Customs & Border Protection.

(ii)	The Company, its Subsidiaries and the officers and directors of each of them are not the subject of any indictment for nor have they been convicted of violating the FCPA or any of the statutes or regulations referenced in Section 3.30(b)(i), nor are they ineligible to contract with, or to receive a license or other approval to export or import articles or services subject to U.S. export control statutes and regulations from, or to receive an export license or other approval from, any agency of the United States Government.

3.31 Government Contracts and Grants.

(a) Generally. Each Government Contract and Grant which is a Material Contract is listed on Schedule 3.31(a)(i) and identified as a Government Contract or Grant. Also listed on Schedule 3.31(a)(i) and identified as a government bid is each outstanding quotation, bid, proposal or application for a Government Contract or Grant involving the Company’s or any Subsidiary’s business that has not been accepted or rejected for a contract award as of March 13, 2009 and which would, if entered into, constitute a Material Contract. Listed on Schedule 3.31(a)(ii) is each such Government Contract or Grant under which, to Parent’s and Seller’s knowledge, the Company or any Subsidiary currently is experiencing, or is likely to experience in any material respect, either cost, schedule, technical or quality problems.

(b) Bids and Awards. To Parent’s and Seller’s knowledge, (a) each Government Contract and Grant was legally awarded, (b) no such Government Contract or Grant (or, where applicable, the prime contract with the Governmental Entity under which such Government Contract or Grant was awarded) is the subject of bid or award protest proceedings, and (c) no such Government Contract or Grant (or, where applicable, the prime contract with the Governmental Entity under which such Government Contract or Grant was awarded) is reasonably likely to become the subject of bid or award protest proceedings. Except as set forth on Schedule 3.31(b), to Parent’s and Seller’s knowledge, no facts exist that could give rise to a material claim for price adjustment under the Truth in Negotiations Act or to any other request for a material reduction in the price of any Government Contracts or Grants.

(c) Compliance with Law and Regulation and Contractual Terms; Inspection and Certification. Each of the Company and its Subsidiaries has complied in all material respects with all requirements of applicable Laws and procedures pertaining to the Government Contracts or Grants to which it is a party, including the Armed Services Procurement Act, the Federal Procurement and Administrative Services Act (and any similar federal, state or local statute or regulation), the Federal Acquisition Regulation (the “FAR”) (and any similar state or local statute or regulation), the FAR cost principles (and any similar state or local statute or regulation), all applicable FAR Supplements, including the DFARS, and the Cost Accounting Standards (“CAS”) (and any similar state or local statute or regulation). Except as set forth on Schedule 3.31(c), each of the Company and its Subsidiaries has complied in all material respects with all terms and conditions, including all clauses, provisions, specifications, and quality assurance, testing and inspection requirements of all Government Contracts or Grants, whether incorporated expressly, by reference or by operation of law. To Parent’s and Seller’s knowledge, all facts set forth in or acknowledged by any representations, certifications or disclosure statements made or submitted by or on behalf of the Company or any Subsidiary in connection with any Government Contract or Grant and its quotations, bids, proposals and applications for Government Contracts and Grants which may result in a Material Contract were current, accurate and complete as of the date of their submission. Each of the Company and its Subsidiaries has complied in all material respects with all applicable representations, certifications and disclosure requirements under all Government Contracts and Grants and each of its quotations, bids, proposals and applications for Government Contracts or Grants. To Parent’s and Seller’s knowledge, no facts exist that could reasonably be expected to give rise to Liability to the Company or any Subsidiary under the False Claims Act (or under any similar state or local statute or regulation) that could reasonably be expected to result in a material Liability to the Company or its Subsidiaries. Except as described in Schedule 3.31(c), neither the Company nor any Subsidiary has undergone, or is undergoing, any, audit, review, inspection, investigation, survey or examination of records relating to any Government Contract or Grant (where such audit or such other activity is either outside the ordinary course of business or would reasonably be expected to result in a material Liability to the Company or its Subsidiaries). Except as set forth in Schedule 3.31(c), no audit, review, inspection, investigation, survey or examination of records has revealed any fact, occurrence, or practice that would reasonably be expected to affect in any adverse manner the assets, business or financial statements of the Company or any Subsidiary, or their respective continued eligibility to receive and perform Government Contracts or Grants. Neither the Company nor any Subsidiary has made any payment, directly or indirectly, to any Person in violation of applicable Law, including Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments. Each of the Company and each Subsidiary has complied in all material respects with all applicable requirements under each Government Contract and Grant relating to the safeguarding of and access to classified information.

(d) Disputes, Claims and Litigation. Except as described in Schedule 3.31(d), to Parent’s and Seller’s knowledge, there are neither any outstanding claims nor disputes against the Company nor any of its Subsidiaries relating to any Government Contract or Grant nor any facts or allegations that could reasonably be expected to give rise to such a claim or dispute in the future. Except as described in Schedule 3.31(d), to Parent’s and Seller’s knowledge, there are neither any outstanding claims or disputes relating to any Government Contract or Grant that, if resolved unfavorably to the Company or any Subsidiary, would increase by five percent (5%) or more the cost of the Company and its Subsidiaries to complete performance of any task order under such Government Contract or Grant above the amounts set forth in the estimates to complete previously prepared by the Company and its Subsidiaries and delivered to Purchaser for such Government Contract or Grant, nor any reasonably foreseeable expenditures that would increase by five percent (5%) or more the cost to complete performance of any task order under such Government Contract or Grant above the amounts set forth in the estimates to complete described above. Neither the Company nor any of its Subsidiaries has been, or is currently under, any administrative, civil or criminal investigation or indictment disclosed to the Company or any Subsidiary involving alleged false statements, false claims or other misconduct relating to any Government Contract or Grant, or quotations, bids, proposals and applications for Government Contracts or Grants, and to Parent’s and Seller’s knowledge, there is no basis for any such investigation or indictment. Neither the Company nor any Subsidiary has been, or is currently, a party to any administrative or civil litigation involving alleged false statements, false claims or other misconduct relating to any Government Contract or Grant, or quotations, bids, proposals and applications for Government Contracts or Grants, and to Parent’s and Seller’s knowledge, there is no basis for any such proceeding. Except as described in Schedule 3.31(d), neither any Governmental Entity nor any prime contractor or higher-tier subcontractor or grantee under a Government Contract or Grant has withheld or set off, or attempted to withhold (other than the hold-backs pursuant to contracts in the ordinary course of business) or set-off, material amounts of money otherwise acknowledged to be due to the Company or any Subsidiary under any such Government Contract or Grant. Except as described in Schedule 3.31(d), to Parent’s and Seller’s knowledge, neither any Governmental Entity nor any prime contractor or higher-tier subcontractor or grantee under an outstanding Government Contract or Grant has disallowed, or raised any basis for disallowance of, any material costs claimed by the Company or any Subsidiary under any such Government Contract or Grant, and to Parent’s and Seller’s knowledge, there is no fact or occurrence that could reasonably be expected to be a basis for disallowing any such costs.

(e) Sanctions. Except as set forth on Schedule 3.31(e), neither any Governmental Entity nor any prime contractor or higher-tier subcontractor or grantee under a Government Contract or Grant nor any other Person has notified the Company or any Subsidiary, of any actual or alleged material violation or breach of any Law, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification. Except as set forth on Schedule 3.31(e), neither the Company nor any Subsidiary has received any show cause, cure, deficiency, default or similar notices relating to any Government Contract or Grant. Neither the Company, nor any Subsidiary, nor any Key Employee nor, to Parent’s and Seller’s knowledge, any other director, officer or employee of the Company nor, to Parent’s and Seller’s knowledge, any consultant or Affiliate of the Company or any Subsidiary, has been or is currently suspended, debarred or, to Parent’s and Seller’s knowledge, proposed for suspension or debarment from any Governmental Entity contracting, and to Parent’s and Seller’s knowledge, no facts exist that could reasonably be expected to cause or give rise to such suspension or debarment or proposed suspension or debarment. To Parent’s and Seller’s knowledge, no determination of non-responsibility has ever been issued against the Company or any Subsidiary with respect to any quotation, bid, proposal or application for a Government Contract or Grant.

(f) Terminations. Except as set forth on Schedule 3.31(f), no Company Government Contract or Grant relating to the Company’s or any of its Subsidiaries’ business has been terminated for default or convenience since December 31, 2000. Except as set forth on Schedule 3.31(f), neither the Company nor any Subsidiary has received any notice in writing terminating or indicating an intent to terminate any Government Contract or Grant for default or for convenience.

(g) Within the Scope. Except as set forth in Schedule 3.31(g), to Parent’s and Seller’s knowledge:

(i)	neither the Company nor any Subsidiary is a party, and since December 31, 2000, has been a party, to any valid Contract where the goods or services purchased, or identified to be purchased, by a Governmental Entity under any such Contract were outside the scope of such Contract (including any changes agreed to by the Governmental Entity) in any material respect.

(ii)	neither the Company nor any Subsidiary sells, and since December 31, 2000 has sold, any goods or services to any Governmental Entity that are, or were, outside the scope of work in any material respect of a valid Contract (including any modifications agreed to by the Governmental Entity) pursuant to which the goods or services were delivered to the Governmental Entity.

(iii)	there has been no allegation, charge, finding, investigation or report (internal or external to the Company) to the effect that the Company or any Subsidiary has been, or may have been, a party to a task order or delivery order where the goods or services purchased were outside the scope of work in any material respect of a valid Contract with a Governmental Entity (including any changes agreed to by the Governmental Entity), or sold goods or services to a Governmental Entity that were outside the scope of work in any material respect of a valid Contract (including any changes agreed to by the Governmental Entity).

(h) Assignments. Except as set forth on Schedule 3.31(h), neither the Company nor any Subsidiary has made any assignment of any Government Contract or Grant, or of any right, title or interest in or to any Government Contract or Grant, to any Person. Neither the Company nor any Subsidiary has entered into any financing arrangements with respect to the performance of any Government Contract or Grant.

(i) National Security Obligations. Each of the Company and its Subsidiaries is in compliance with all applicable Laws regarding national security, including those obligations specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995) (“NISPOM”), and any supplements, amendments or revised editions thereof.

(j) Government Property. Any Governmental Entity-owned property or Governmental Entity-furnished equipment is in the possession of the Company or has been delivered by the Company as a deliverable under a Government Contract or Grant, and no Governmental Entity-owned property or Governmental Entity-furnished equipment is in the possession of Parent, Seller or any of their Affiliates other than the Company and its Subsidiaries.

(k) At Risk. Except as set forth on Schedule 3.31(k), neither the Company nor any Subsidiary is performing “at risk” for an amount in excess of $35,000 under any Government Contract or Grant, or any anticipated option exercise or modification thereof prior to award, option exercise or modification, or in excess of $140,000 on an aggregate basis with respect to such “at risk” work, or has made any expenditures or incurred costs or obligations in excess of any applicable limitation of government liability, limitation of cost, limitation of funds or other similar clause(s) limiting any Governmental Entity’s liability on any such Government Contract or Grant.

3.32 Disclosure and Reliance. To Parent’s and Seller’s knowledge, neither the information set forth in this Agreement nor the disclosures in the Disclosure Schedule contain any untrue statement of material fact or omit to state any material fact necessary in order to make Seller’s and Parent’s representations, warranties or disclosures not misleading in light of the circumstances in which made. The representations and warranties made herein are made by Seller and Parent with the expectation that Purchaser is placing reliance thereon.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND ICF

Purchaser and ICF hereby jointly and severally represent and warrant to Seller as of the date of this Agreement and, if the Closing occurs, as of the Closing Date as follows:

4.1 Organization; Authority. Each of Purchaser and ICF is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Each of Purchaser and ICF has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

4.2 Authorization. The execution, delivery and performance by Purchaser and ICF of this Agreement and the Ancillary Agreements have been duly authorized by all necessary corporate action on the part of Purchaser and ICF.

4.3 Due Execution; Binding Obligations. This Agreement has been duly executed and delivered by Purchaser and ICF. This Agreement constitutes a legal, valid and binding agreement of Purchaser and ICF, enforceable against Purchaser and ICF in accordance with its terms.

4.4 No Conflict or Violation. Neither the execution and delivery of this Agreement and the Ancillary Agreements, nor the consummation of the transactions contemplated hereby and thereby will result in (a) a material violation of, or a material conflict with, charter documents of Purchaser or ICF or any subscription, shareholders, or similar agreements or understandings to which Purchaser or ICF is a party; (b) a material breach of, or a material default (or an event which, with notice or lapse of time or both would constitute a material default) under, or result in the termination of, or accelerate the performance required by, or create a right of termination under any material contract or any encumbrance or Permit to which Purchaser or ICF is a party or by which its property or business is bound or affected; (c) a material violation by Purchaser or ICF of any applicable Law; (d) a material violation by Purchaser or ICF of any order, judgment, writ, injunction decree or award to which Purchaser or ICF is a party or by which Purchaser or ICF is affected or (e) an imposition of an Encumbrance on any property or asset of Purchaser or ICF.

4.5 Consents and Approvals. Except for compliance with the HSR Act, no consent, Permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any Governmental Entity or any other Person is required to be made or obtained by Purchaser or ICF by virtue of the execution, delivery or performance of this Agreement.

4.6 Brokers. Neither Purchaser nor ICF has paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement.

4.7 Ability to Make Payment. On the date hereof, Purchaser has and, as of the Closing Date, Purchaser will have, sufficient funds with which to pay the Purchase Price.

4.8 Independent Investigation; Company’s Representations. Purchaser and ICF have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company and its Subsidiaries, which investigation, review and analysis was done by Purchaser, ICF and their Representatives. Purchaser and ICF acknowledge that they and their Representatives have been provided adequate access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, Purchaser and ICF acknowledge that, except for the specific representations and warranties of Seller and Parent set forth herein and in any schedules, agreements or certificates delivered by Seller or Parent to Purchaser or ICF pursuant to this Agreement, Seller and Parent have not made to Purchaser or ICF any other representations or warranties.

ARTICLE 5

COVENANTS AND AGREEMENTS

5.1 Access to Information. Between the date of this Agreement and the Closing Date, Seller and Parent shall, and shall cause the Company and each Subsidiary to, provide Purchaser, ICF and their Representatives full reasonable access during normal business hours to all personnel, properties, Books and Records, Corporate Records, Contracts, Permits and other documents of or relating to the Company and its Subsidiaries to make such investigation as shall reasonably be deemed desirable. Any such investigation shall be conducted in such a manner as not to unreasonably interfere with the business and operations of the Company and its Subsidiary. Seller and Parent shall furnish or cause to be furnished to Purchaser, ICF and their Representatives all data and information concerning the Company and its Subsidiaries and their business, assets and properties as may reasonably be requested, including without limitation access to officers and employees and Representatives of the Company and its Subsidiaries. No such investigation performed or information received by Purchaser, ICF or their Representatives shall affect in any way the Liability of Seller or Parent with respect to any representations, warranties or covenants contained herein. Without limiting the generality of the foregoing, Seller and Parent shall, as promptly as reasonably practicable, inform Purchaser and ICF in writing of any change or event which renders any representation or warranty or any Disclosure Schedule inaccurate or incomplete in any material respect, it being understood that no such disclosure after the date hereof shall in any way limit Seller’s or Parent’s Liability for any breach of any representation or warranty set forth in this Agreement.

5.2 Conduct of Business. Except as specifically contemplated by this Agreement, from the date hereof through the Closing Date, Seller and Parent covenant that each of the Company and its Subsidiaries shall conduct and operate their business in the ordinary course and consistent with past practice, and will use commercially reasonable efforts to preserve intact its business relationships, to keep available the services of its employees and to maintain satisfactory relationships with its customers and other Persons having a business relationship with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, Seller and Parent shall not, and shall cause the Company and its Subsidiaries not to, without prior written consent of the Purchaser:

(a) enter into, amend, waive, rescind or terminate any Material Contract, other than such actions taken with respect to the Customer Contracts in the ordinary course of business consistent with past practice;

(b) with respect to the Company and its Subsidiaries, make any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions), other than pursuant to the Computer Loan Program;

(c) sell, transfer, dispose of, or agree to sell, transfer, assign or dispose of, any of the Company’s or its Subsidiaries’ assets, properties, Intellectual Property, material know-how, inventions or trade secrets or other rights, other than the disposal of obsolete assets in the ordinary course of business in a value not exceeding $50,000 (individually or in the aggregate);

(d) declare, set aside or pay any dividend or other distribution or similar payment by the Company, other than cash dividends which will be paid in full prior to Closing;

(e) authorize for issuance, issue or commit to issue, any shares or other equity securities of the Company or its Subsidiaries or any securities convertible into or exchangeable or exercisable for shares or other equity interests of the Company or its Subsidiaries;

(f) adopt or propose any amendment or supplement to or restatement of the charter documents, bylaws or other organizational documents of the Company or its Subsidiaries, other than any such change which may result or has resulted from the merger of ORC with and into the Company;

(g) accelerate the collection of any accounts receivable of the Company or its Subsidiaries or delay the payment of any accounts payables of the Company or its Subsidiaries, except in the ordinary course of business consistent with past practice or as necessary to comply with the requirements of Section 5.7; and

(h) enter into any commitment (contingent or otherwise) to do any of the foregoing.

Seller and Parent shall and shall cause the Company and each Subsidiary to keep intact all existing insurance and employee benefits arrangements existing as of the date hereof until the Closing. From the date hereof through the Closing Date, Seller and Parent shall not permit the

Company or its Subsidiaries, outside the ordinary course of business consistent with past practices, (i) to hire any new employee without obtaining Purchaser’s prior written consent, or (ii) to terminate any employee, except for cause, without obtaining Purchaser’s prior written consent. Except in the ordinary course of business consistent with past practices or as otherwise as set forth on Schedule 5.2, neither the Company nor any Subsidiary shall engage in any transaction with any of its Affiliates without the prior written consent of Purchaser, which consent may be withheld in Purchaser’s reasonable discretion.

5.3 Negotiations. From the date of this Agreement until the Closing or such time as this Agreement is terminated pursuant to Article 8 hereto, Seller and Parent shall not, and shall not permit the Company or its Subsidiaries to, directly or indirectly, through any Representative or otherwise, provide information to, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other Person relating to the acquisition of the Shares or of any of the assets of the Company or any of its Subsidiaries, in whole or in part, whether through direct purchase, merger, consolidation, sale of stock or other business combination or joint venture. The Company, Parent and Seller will immediately notify Purchaser regarding any contact between the Company, Parent, Seller or any of their Representatives and any other Person regarding any such offer or proposal or any related inquiry. Notwithstanding the foregoing, Purchaser and ICF hereby acknowledge and agree that Parent providing information, soliciting or entertaining offers, negotiating or in any manner encouraging discussing, accepting or considering any Parent Control Proposal shall not be prohibited by this Section 5.3.

5.4 Cash Management. During the period from the date hereof to the Closing Date, the Company and its Subsidiaries shall continue to participate in Parent’s cash management program and, notwithstanding anything in this Agreement to the contrary, all cash generated by the Company and its Subsidiaries prior to Closing (including all lock box receipts) shall be retained by Seller or Parent, except to the extent accrued as an asset in the Settlement Statement and Final Working Capital.

5.5 Reasonable Efforts. Each of the parties hereto agrees to use their commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary to satisfy the conditions set forth herein as soon as practicable, including, without limitation, commercially reasonable efforts necessary to obtain all waivers, Permits, consents, approvals, authorizations and clearances and to effect all registrations, filings and notices with or to third parties or Governmental Entities which are necessary or desirable in connection with the transactions contemplated by this Agreement (including filings under the HSR Act). No party hereto will take any action for the purpose of delaying, impairing or impeding the receipt of any required consent, authorization, order or approval or the making of any required filing or registration. In case at any time before or after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will cooperate with the other and take such further action (including the execution and delivery of such further instruments and documents) as the other party reasonably may request. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require ICF, Purchaser or their Affiliates to dispose of or make any change in or to any portion of its business, or require any party to this Agreement to incur any other burden (including any payment not expressly contemplated by the applicable Contract, Permit or Law), to obtain any consent, clearance, waiver, authorization or approval.

5.6 Publicity. Except to the extent otherwise required by Law or applicable stock exchange, none of the parties shall issue or authorize to be issued any press release or similar announcement concerning this Agreement or any of the transactions contemplated hereby without the prior written approval of the others, which approval shall not be unreasonably withheld. The parties agree that they will consult with each other concerning any such proposed press release or other announcement and shall use reasonable commercial efforts to agree upon the text of any such press release or the making of any such announcement.

5.7 Indebtedness. At or prior to Closing, Parent shall take such necessary action so that upon Closing there shall be no amounts owed to or from Parent, Seller or their Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, with respect to any intercompany indebtedness, payables or accruals. Prior to the Closing, Seller, Parent and their Affiliates shall pay and/or terminate any and all debt for borrowed money owed by the Company or the Subsidiaries to any third party.

5.8 Employee Matters.

(a) 401(k) Plan. Prior to the Closing Date, Seller shall take such action to become the Plan Sponsor (as defined in ERISA Section 3(16)) and the Administrator (as defined in ERISA Section 3(16)) of the Macro International, Inc. Profit Sharing/401(k) Plan (the “Macro 401(k) Plan”), and shall complete such duties and obligations required therewith, including, but not limited to, filing applicable Forms 5500. Prior to the Closing Date, Seller shall take such action, and shall cause the Company to take such action, as required to terminate the Macro 401(k) Plan, including, but not limited to, those actions set forth in this Section 5.8(a). As part of such action, the participants of the Macro 401(k) Plan that are active employees of the Company as of the Closing Date shall be allowed to request a direct rollover to the 401(k) plan designated by Purchaser (the “Purchaser’s 401(k) Plan”). Such direct rollover shall be in cash and promissory notes that relate to loans made to participants from the Macro 401(k) Plan, if any, as soon as practicable following the Closing Date. Seller shall make whatever amendments to the Macro 401(k) Plan which are necessary (i) for any changes in applicable Law to bring the Plan up to date for all legislative and regulatory changes, including, but not limited to, the PPA, (ii) to effectuate such termination, and (iii) to allow for distributions to participants and direct rollovers to the Purchaser’s 401(k) Plan. As of the termination date, Seller shall take whatever action is necessary to cause the participants in the Macro 401(k) Plan to become 100% vested in their account balances under the Macro 401(k) Plan. Seller shall submit the terminated Macro 401(k) Plan to the IRS for, and obtain from the IRS, a determination letter that the termination of the Macro 401(k) Plan does not adversely affect the qualified status of the Macro 401(k) Plan. Such submission shall be within thirty (30) days of the Closing Date and a copy of such filing shall be provided to Purchaser. Prior to the Closing Date, Seller shall provide documentation to Purchaser evidencing the actions taken to comply with this Section 5.8(a), except to the extent not required to be completed by the Closing Date.

(b) Welfare Plans. The parties acknowledge that the employees of the Company and its Subsidiaries (and beneficiaries and dependents thereof) currently participate in the accidental death and disability, life, long term disability and workers’ compensation plans and programs of Seller or its Affiliates (other than the Company and its Subsidiaries), which are disclosed on Schedule 3.20(a). Subject to the terms of the Transition Services Agreement, as of the Closing Date, such employees (and beneficiaries and dependents thereof) shall cease to participate in such welfare benefit plans and programs, except as set forth in Sections 5.8(c) and 5.8(d) below.

(c) Medical Insurance. Seller and Parent shall be responsible for any health and accident claims and expenses relating to services provided to any employee of the Company and its Subsidiaries (and beneficiaries and dependants thereof) on or prior to the Closing Date. ICF shall invoice Seller and Parent every two (2) weeks for the costs and expenses, including without limitation all self-funded or self-insured amounts, incurred by ICF or its Affiliates (including the Company) relating to such health and accident claims and expenses. Invoices shall include a copy of the report prepared by the third party claim administration setting forth the amount of each claim, the date the claim was incurred, and the date the claim was paid. Seller shall pay all amounts due within five (5) Business Days after the receipt of the applicable invoice. ICF shall provide Seller with a copy of, or access to review, ICF’s records to the extent reasonably required to confirm the accuracy of such invoices. All payments shall be made by wire transfer to the account designated by ICF. A late payment charge of seven percent (7%) per annum shall be paid on all amounts due but not received on or before the due date.

(d) Workers’ Compensation Expenses. Seller and Parent shall be responsible for all workers’ compensation, employers’ liability, and other on-the-job illness or injury related claims and expenses for any employee of the Company and its Subsidiaries with respect to occurrences arising on or prior to the Closing Date.

(e) Profit Sharing Accounts. At or before Closing (and prior to termination of the Macro 401(k) Plan), the Company shall fund cash contributions on behalf of plan participants to the profit sharing account under the Macro 401(k) Plan in the amount of $796,500 in respect to the period January 1, 2009 through the Closing Date. Such contributions shall be allocated to participants to such profit sharing account in accordance with the terms of Exhibit J.

(f) Flexible Spending Accounts. Seller (or its Affiliates) maintain a plan qualified under Code Section 125 (“Seller’s 125 Plan”) that includes flexible spending accounts for medical care reimbursements and dependent care reimbursements (“Reimbursement Accounts”). As soon as reasonably practicable following the Closing Date, cash equal to the aggregate value of the Reimbursement Accounts of the employees of the Company and its Subsidiaries shall be transferred from Seller (or its Affiliates) to a plan maintained by Purchaser intended to qualify under Code Section 125 (“Purchaser’s 125 Plan”). Upon receipt of such amount, Purchaser and Purchaser’s 125 Plan shall assume all obligations with respect to the Reimbursement Accounts for such employees. Purchaser shall recognize the elections of such employees under Seller’s 125 Plan for purposes of Purchaser’s 125 Plan for calendar year 2009.

(g) Short-Term Disability. Prior to the Closing Date, Seller shall take such action to become the Plan Sponsor and the Administrator of the Macro International, Inc. Short Term Disability Plan, and shall complete such duties and obligations required therewith, including, but not limited to, filing applicable Forms 5500. Seller and Parent shall be responsible for all claims, expenses and benefits for any employee of the Company or its Subsidiaries who (i) is receiving, or has been approved for receipt of, benefits under a short-term disability plan of Parent, Seller or their Affiliates (including the Company and its Subsidiaries) as of the Closing Date, or (ii) is or becomes entitled to claims or benefits under any such plan with respect to occurrences arising on or prior to the Closing Date.

(h) Long-Term Disability. Parent and Seller shall be responsible for all long-term disability benefits for any employee of the Company or its Subsidiaries who (i) is receiving, or has been approved for receipt of, benefits under a long-term disability plan of Parent, Seller or their Affiliates (including the Company and its Subsidiaries) as of the Closing Date, or (ii) is receiving, or has been approved for receipt of, benefits under a short-term disability plan of Parent, Seller or their Affiliates (including the Company and its Subsidiaries) as of the Closing Date and, thereafter, becomes entitled to receive benefits under any long-term disability plan.

(i) COBRA. Seller and Parent shall be responsible for all claims, expenses and benefits relating to or arising under COBRA attributable to “qualifying events” with respect to any employee of the Company or its Subsidiaries (and beneficiaries and dependents thereof) that occur at or before Closing.

(j) Parent/Seller Plans. Without limitation to the foregoing, Purchaser, ICF, the Company and its Subsidiaries shall not adopt, become a sponsoring employer of or have any obligations under or with respect to any employee benefit plans of Parent, Seller or their Affiliates, and Parent and Seller shall be responsible for any and all Liabilities which have arisen or may arise under or in connection with such plans (including Liabilities arising from income or excise Tax assessment, participant benefit claims, fiduciary conduct, or under Title IV of ERISA).

(k) Management Incentive Plans. At or before Closing, Parent shall (i) take all actions necessary to terminate, or cause to be terminated, without cost or Liability to the Company or its Subsidiaries, all Management Incentive Plans and all Liability of the Company and its Subsidiaries thereunder, other than those Management Incentive Plans identified as “stay bonuses” and “success bonuses” on Schedule 3.20(r), which shall remain in full force and effect after the Closing, and (ii) obtain a release of the Company and its Subsidiaries of and from any and all Actions and Liabilities arising out of or relating to the Executive Compensation Agreements from each of the respective executives who is a party to such agreements. The parties acknowledge that the employees of the Company will be eligible to participate following Closing in the incentive plans of ICF, subject to the terms and conditions of such plans. Recognizing that employees of the Company have worked for the Company for a portion of calendar year 2009, the parties agree that notwithstanding anything to the contrary herein, Final Working Capital shall include an accrual in respect to the Management Incentive Plans for calendar year 2009 in an amount equal to $1,127,000 (the “2009 MIP Accrual”).

(l) Cooperation. The parties shall reasonably cooperate with each other and exchange any information, filings or notices as appropriate to implement the provisions of this Section 5.8.

(m) Buyer’s Benefit Plans. Subject to the terms of the Transition Services Agreement, all employees of the Company shall be eligible to participate after Closing in Purchaser’s and ICF’s employee benefit plans, subject to the terms, conditions and requirements thereof, on the same basis as similarly situated employees of Purchaser and ICF participate in such plans.

(n) WARN Act. On and after the Closing, Purchaser shall be responsible with any Company employee for compliance with the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any comparable state law (collectively, the “WARN Act”) resulting, in whole or in part, from terminations after Closing of any Company employees.

(o) No Third Party Beneficiaries. No current or former employee of the Company or its Subsidiaries, or any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim under this Section 5.8.

5.9 Reporting Cooperation.

(a) The parties acknowledge that, following Closing, Purchaser and ICF will have certain SEC reporting obligations that will involve and include the preclosing operations and financial statements of the Company and its Subsidiaries. In connection with such SEC reporting obligations, Parent and Seller shall (i) provide to Purchaser, ICF and their independent accountants information relating to the Company and its Subsidiaries in the possession of Parent, Seller or their auditors reasonably required by Purchaser, ICF or their independent accountants, (ii) reasonably cooperate, and use their commercially reasonable efforts to cause their auditors to reasonably cooperate, with Purchaser, ICF and their independent accountants in connection with the preparation and filing of such reports, and (iii) furnish to Purchaser’s and ICF’s independent accountants such customary management representation letters as such accountants may reasonably require with respect to the Company and its Subsidiaries.

(b) Parent shall deliver to ICF as soon as reasonably possible after Closing (i) audited financial statements of the Company and its Subsidiaries for the years ended December 31, 2007 and December 31, 2008 (containing combined balance sheets of the Company and its Subsidiaries as of December 31, 2007 and 2008 and combined statements of operations and cash flows of the Company and its Subsidiaries for the years then ended), together with all related notes and schedules thereto, prepared in accordance with GAAP and SEC Regulation S-X, accompanied by an audit report of KPMG LLP without qualification or exception (the “Audited Financial Statements”); and (ii) for the three month periods ending on March 31, 2008 and March 31, 2009 (“Interim Periods”), an unaudited combined balance sheet of the Company and its Subsidiaries at the end of the Interim Periods and unaudited combined statements of operations and cash flows of the Company and its Subsidiaries for the Interim

Periods, together with all related notes and schedules thereto, prepared in accordance with GAAP and SEC Regulation S-X, including without limitation Section 305 thereof (but only in respect to the years ended December 31, 2007 and December 31, 2008 and the three month periods ending on March 31, 2008 and March 31, 2009), and reviewed by KPMG LLP in accordance with SAS 100 (the “Interim Financial Statements”). Parent shall use its best efforts to deliver to ICF the Audited Financial Statements on or before April 15, 2009 and the Interim Financial Statements on or before April 30, 2009. Parent shall promptly advise ICF of any material issues relating to the preparation of the Audited Financial Statements or Interim Financial Statements. Parent shall include in its engagement letter with KPMG LLP, for the services to be provided by KPMG LLP as described in this Section 5.9(b), KPMG LLP’s agreement to provide its consent, at no additional fee, cost or expense, for the use of its reports and the Audited Financial Statements and Interim Financial Statements in the Form 8-K required to be filed by ICF following Closing (the “Form 8-K”) and ICF’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). Seller and Parent shall cooperate with Purchaser in seeking to obtain from KPMG LLP its written consent for the use of its reports and the Audited Financial Statements and Interim Financial Statements in any other reports, registration statements or other documents filed by ICF under the Securities Exchange Act of 1934 or the Securities Act of 1933, as needed. All costs, fees and expenses associated with the preparation and delivery of the Audited Financial Statements, the Interim Financial Statements and the reports referred to in this Section 5.9(b), as well as the consents required for use of the Audited Financial Statements, the Interim Financial Statements or any reports of KPMG LLP in the Form 8-K and the Form 10-K, including, without limitation, all fees, costs and expenses of KPMG LLP, shall be the sole and exclusive responsibility of Parent and Seller, and Purchaser, ICF and their Affiliates shall have no Liability with respect thereto. Purchaser and ICF shall be solely and exclusively responsible for any fees, costs and expenses associated with obtaining any consents with respect to the use of the Audited Financial Statements, the Interim Financial Statements or any reports of KPMG LLP in any reports, registration statements or other documents filed by ICF under the Securities Exchange Act of 1934 or the Securities Act of 1933, other than the Form 8-K and the Form 10-K, and Parent, Seller and their Affiliates shall have no Liability with respect thereto.

5.10 Insurance. Seller and Parent agree to (i) be responsible for and pay, or cause its applicable plans, policies (or similar arrangements) or carriers to be responsible for and pay (subject to the terms of the applicable plan, policy or arrangement) and (ii) from and after the Closing Date, indemnify and hold harmless each of Purchaser, ICF, the Company and its Subsidiaries from and against all loss, Liability or damage which Purchaser, ICF, the Company or its Subsidiaries may sustain, or to which Purchaser, ICF, the Company or its Subsidiaries may be subjected, relating to or arising directly or indirectly out of the occurrence on or prior to the Closing Date (whether known or unknown as of the Closing Date) of an event that would have been covered under Parent’s or Seller’s insurance policies and insurable risk programs, including, without limitation, any item that would otherwise be subject to Parent’s or Seller’s insurance program and whether or not such loss, Liability or damage is in excess of any insurance amounts.

5.11 ORC Name. Subject to the provisions of this Section 5.11, prior to Closing, the Company and ORC shall transfer to Seller all of their rights, title and interest in and to the name “ORC Telecommunications Ltd.,” all derivations thereof (including any derivations using the term “ORC”) and all trademarks, tradenames and goodwill associated therewith, and Purchaser and ICF hereby acknowledge and agree that, upon the Closing, the Company and ORC shall have, and Purchaser and ICF shall acquire, no rights or interest therein or thereto. In the event any trademark, tradename or domain name includes both “ORC”, on the one hand, and “Macro”, on the other hand, no party to this Agreement or their Affiliates shall use such trademark, tradename or domain name and, as related thereto, all right, title and interest to the Macro name shall be retained by the Company and all right, title and interest to the ORC name shall be retained by Seller.

5.12 Receivables. Following Closing, to the extent that either Parent or Seller (or their Affiliates) receives payment of receivables owned by the Company or Purchaser (or their Affiliates), Parent and Seller agree to promptly remit such proceeds to Purchaser (or such other party as Purchaser may direct).

5.13 Post-Closing Record Retention and Access. The parties acknowledge that the Books and Records described on Schedule 3.4 (the “Retained Records”) will, if not provided to the Company at Closing, be retained by Parent. To the extent any such Retained Records are retained by Parent, Parent shall provide Purchaser and its Representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to any such Retained Records to the extent relating to the Company or its Subsidiaries, and shall cooperate with Purchaser and its Representatives with respect to such access and the review of such Retained Records. Unless otherwise consented to in writing by Purchaser, Parent shall not, for a period of six (6) years following the Closing Date, destroy, alter or otherwise dispose of any such Retained Records, or any portions thereof, to the extent related to the Company or its Subsidiaries without first providing to Purchaser not less than 30 days written notice of Parent’s intended action and providing Purchaser the opportunity to copy such Retained Records or such portions thereof prior to such action; provided however, that notwithstanding the above, Parent shall continue to retain following such six (6) year anniversary date all Retained Records which (i) are required by Law to be retained, which Retained Records shall be retained for the period(s) so required by Law, or (ii) relate to any Tax audit, which Retained Records shall be retained until the audit and related indemnity, if any, is fully and finally resolved.

ARTICLE 6

CONDITIONS PRECEDENT TO PURCHASER’S AND ICF’S PERFORMANCE

The obligation of Purchaser and ICF to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or before the Closing, of each of the following conditions, unless waived in writing by Purchaser and ICF, in their sole discretion:

6.1 Accuracy of Representations and Warranties. All representations and warranties of Seller and Parent contained in this Agreement or in any document attached hereto shall be true and correct when made and on and as of the Closing Date as though made at that time, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct as of such date; provided, however, that no failures of such representations and warranties to be true and correct shall constitute a failure to satisfy the condition set forth in this Section 6.1 unless such failures to be true and correct, individually or in the aggregate, have resulted or would reasonably be expected to result in a Material Adverse Change (provided that any representation and warranty that itself is qualified by the term “Material Adverse Change,” shall be true and correct in all respects).

6.2 Performance of Covenants. All covenants, agreements and obligations required by the terms of this Agreement to be performed, satisfied or complied with by Seller, Parent, the Company or its Subsidiaries at or before the Closing Date shall have been duly and properly performed; provided, however, that no failures to perform, satisfy or comply with any covenants, agreements or obligations shall constitute a failure to satisfy the condition set forth in this Section 6.2 unless such failures, individually or in the aggregate, have resulted or would reasonably be expected to result in a Material Adverse Change, except with respect to the covenants, agreements and obligations contained in Sections 2.5.2, 5.7, 5.8(a), 5.8(c), 5.8(e), 5.8(g), 5.8(k) and 10.8, which shall have been duly and properly performed, satisfied and complied with in all respects.

6.3 No Material Adverse Change. Since the date of this Agreement, there shall have been no event or circumstance which has resulted in, or could reasonably be expected to result in, a Material Adverse Change.

6.4 Officer’s Certificate. Purchaser shall have received a certificate, dated the Closing Date, signed by the respective Secretary of each of Seller and Parent, in such officer’s capacity as such, and certifying that the conditions specified in Sections 6.1, 6.2 and 6.3 have each been fulfilled.

6.5 No Injunction, etc. There will not be any order of any court or governmental agency restraining or invalidating the transactions which are the subject of this Agreement or any pending litigation or other Action by an unrelated third party to such effect or seeking damages from Purchaser, ICF, the Company or its Subsidiaries if the transactions which are the subject of this Agreement are completed.

6.6 HSR Act. All applicable waiting periods specified in the HSR Act shall have expired or been terminated.

6.7 Consents. The consents, authorizations, and approvals listed on Exhibit K shall have been duly obtained or made.

6.8 Approval of Actions and Documents. All actions to be taken by Seller, Parent, the Company and its Subsidiaries in connection with the consummation of the transactions contemplated hereby and the form and substance of all certificates, instruments and other documents delivered to Purchaser or ICF under this Agreement shall be reasonably satisfactory in all respects to Purchaser and ICF.

6.9 Termination of Arrangements. Seller shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser of (i) the release, termination or satisfaction of all indebtedness described in Section 5.7, (ii) the termination and release of any and all Encumbrances (including, without limitation, all Encumbrances arising under the Credit Facility) relating to (x) the Company, its Subsidiaries or any of their respective assets and properties, other than any Permitted Encumbrances, (y) the Shares or (z) any capital stock of any Subsidiary of the Company, and (iii) the termination and release of any Guaranty, other than the Guaranty described on Exhibit L.

6.10 Subsidiary Merger. Seller shall have merged ORC with and into the Company.

ARTICLE 7

CONDITIONS PRECEDENT TO SELLER’S AND PARENT’S PERFORMANCE

The obligation of Seller and Parent to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or before the Closing, of each of the following conditions, unless waived in writing by Seller and Parent, in their sole discretion:

7.1 Accuracy of Purchaser’s Representations and Warranties. All representations and warranties of Purchaser and ICF contained in this Agreement or in any document attached hereto shall be true and correct in all material respects (or, where the representation and warranty is qualified by materiality, it shall be true and correct in all respects) when made and on and as of the Closing Date as though made at that time, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects (or, where the representation and warranty is qualified by materiality, it shall be true and correct in all respects) as of such date.

7.2 Performance of Covenants. All covenants, agreements and obligations required by the terms of this Agreement to be performed, satisfied or complied with by Purchaser and ICF at or before the Closing Date shall have been duly and properly performed.

7.3 Officer’s Certificate. Seller shall have received a certificate, dated the Closing Date, signed by the respective Secretary of each of Purchaser and ICF, in such officer’s capacity as such, and certifying that the conditions specified in Sections 7.1 and 7.2 have each been fulfilled.

7.4 No Injunction, etc. There will not be any order of any court or governmental agency restraining or invalidating the transactions which are the subject of this Agreement or any pending litigation or other Action by an unrelated third party to such effect or seeking damages from Seller, Parent, the Company or any Subsidiary if the transactions which are the subject of this Agreement are completed.

7.5 HSR Act All applicable waiting periods specified in the HSR Act shall have expired or been terminated.

7.6 Approval of Actions and Documents. All actions to be taken by Purchaser and ICF in connection with the consummation of the transactions contemplated hereby and the form and substance of all certificates, instruments and other documents delivered to Seller or Parent under this Agreement shall be reasonably satisfactory in all respects to Seller and Parent.

ARTICLE 8

TERMINATION PRIOR TO CLOSING

8.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing Date:

(a) by mutual written agreement of Parent, Seller, ICF and Purchaser;

(b) by either Seller or Purchaser, if Closing shall not have occurred on or before April 17, 2009 (the “Termination Date”); provided that (i) the party seeking to terminate this Agreement pursuant to this Section 8.1(b) (and its Affiliates) shall not have breached in any material respect its (or their) obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the transactions contemplated herein on or before the Termination Date, and (ii) in the event any Action which seeks to restrain or invalidate the transactions contemplated by this Agreement is commenced by any shareholder of Parent prior to Closing, then the Termination Date shall be extended during the pendency of such Action to a date not later than June 30, 2009;

(c) by either Seller or Purchaser, if any permanent injunction, order, decree or ruling by any Governmental Entity of competent jurisdiction preventing the consummation of the transactions contemplated herein shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) (and its Affiliates) shall have used reasonable best efforts to remove such injunction or overturn such action;

(d) by Purchaser or ICF, if there has occurred any Material Adverse Change (including, without limitation, any breach of a representation, warranty, covenant or agreement by Seller or Parent that has resulted in a Material Adverse Change) and such Material Adverse Change has not been cured or otherwise rectified, resolved or removed within thirty (30) days after the occurrence thereof; and

(e) by Seller or Parent, if there has been a material breach of any of the representations or warranties, covenants or agreements of Purchaser or ICF set forth in this Agreement, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by Seller to Purchaser.

8.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Section 8, the transactions contemplated hereby shall be deemed abandoned and this Agreement shall forthwith become void, except that the provisions of this Section 8.2, all of Section 12 and the terms of the Confidentiality Agreement shall survive any termination of this

Agreement; provided, however, that a termination pursuant to Section 8.1(b), (c), (d) or (e) shall not relieve the non-terminating party from Liability for any breach of this Agreement occurring prior to such termination (or any Liability for intentional acts, willful misconduct or fraud, with respect to which the terminating party may pursue all remedies available at law or in equity).

ARTICLE 9

POST CLOSING

9.1 Survival. Regardless of any investigation at any time made by or on behalf of any party, or of any information any party may have in respect thereof, all representations and warranties made hereunder or in the Ancillary Agreements or any other document, agreement or certificate delivered pursuant hereto shall survive the Closing for twenty-four (24) months, except (i) as otherwise provided in Section 10.11, (ii) those representations and warranties set forth in Section 3.17 (Environmental Matters) and Section 3.20 (Employee Benefit Plans) which shall survive through the applicable statute of limitations, and (iii) those representations and warranties set forth in Section 3.1 (Organization and Existence), Section 3.2 (Authorization), Section 3.3 (Due Execution; Binding Obligations), Section 3.5 (Capital Stock), Section 3.6 (Subsidiaries), and the first sentence of Section 3.13 (Properties), which shall survive without limitation; provided, however, that as to any matters with respect to which a written claim shall have been made or an action at law or in equity shall have commenced before the end of such period, survival shall continue (but only with respect to, and to the extent of, such claim) until the final resolution of such claim or action, including all applicable periods for appeal; and further provided, however, that to the extent any claim is made based on intentional acts, willful misconduct or fraud, all representations and warranties relating to the subject matter of such claim shall be deemed to survive without limitation.

9.2 Indemnification Obligations.

(a) Indemnification by Seller and Parent. Seller and Parent, jointly and severally, shall indemnify, defend and hold harmless Purchaser, ICF, the Company, its Subsidiaries and their respective Representatives and Affiliates (the “Purchaser Indemnified Persons”), and shall reimburse the Purchaser Indemnified Persons on demand, for any Damages (including any Damages suffered after the end of any applicable survival period, provided that notice of the respective claim has been given pursuant to this Article 9 prior to the end of such survival period) resulting from, arising out of, relating to or caused by:

(i)	Any breach or default in the performance by Seller, Parent or the Company of any covenant or agreement of Seller, Parent or the Company contained herein, in any agreement contemplated hereby, or in any Exhibit hereto or thereto, or in any certificate delivered or to be delivered by or on behalf of Seller, Parent or the Company pursuant hereto or thereto;

(ii)	Any breach of any warranty or representation made by Seller or Parent herein, in any agreement contemplated hereby, or in any Exhibit hereto or thereto, or in any certificate delivered or to be delivered by or on behalf of Seller, Parent or the Company pursuant hereto or thereto;

(iii)	Any Liabilities of the Company or its Subsidiaries existing at or arising out of or from business conducted on or before the Closing Date, to the extent such Liabilities are not (i) accrued or reserved in the calculation of Final Working Capital, and (ii) executory obligations to provide services after the Closing Date under Contracts entered into by the Company or its Subsidiaries in the ordinary course of business other than any such obligations resulting from any breach, violation or default by the Company or any Subsidiary thereunder;

(iv)	Any Liabilities arising from or relating to the Macro 401(k) Plan, including without limitation the maintenance, sponsorship, qualification, and administration thereof, and contributions thereto;

(v)	Any Liabilities arising from or relating to the Management Incentive Plans, other than Purchaser’s obligation to pay or to cause the Company to pay the 2009 MIP Accrual (including the Company’s obligation to pay the “stay bonuses” and “success bonuses” identified on Schedule 3.20(r));

(vi)	Any Excluded Liabilities, other than any deferred rent and deferred leasehold incentives; or

(vii)	Any Liabilities arising out of or relating to the matters referred to in Exhibit L.

(b) Indemnification by Purchaser and ICF. Purchaser and ICF, jointly and severally, shall indemnify, defend and hold harmless Seller, Parent and their Representatives and Affiliates (the “Seller Indemnified Persons”), and shall reimburse the Seller Indemnified Persons on demand, for any Damages resulting from any of the following:

(i)	Any breach or default in the performance by Purchaser or ICF of any covenant or agreement of Purchaser or ICF contained herein, in any agreement contemplated hereby, or in any Exhibit hereto or thereto, or in any certificate delivered or to be delivered by or on behalf of Purchaser or ICF pursuant hereto or thereto;

(ii)	Any breach of any warranty or representation made by Purchaser or ICF herein, in any agreement contemplated hereby, or in any Exhibit hereto or thereto, or in any certificate delivered or to be delivered by or on behalf of Purchaser or ICF pursuant hereto or thereto; or

(iii)	Any Liabilities of the Company or its Subsidiaries arising directly out of or from the Company’s and its Subsidiaries’ conduct after Closing of the business acquired hereunder, excluding, however, any Liabilities for which Parent or Seller has indemnification obligations under this Agreement, any Ancillary Agreement, any Exhibit hereto or thereto, or in any certificate delivered or to be delivered on behalf of Seller, Parent or the Company pursuant hereto or thereto.

(c) Claims for Indemnity. If a claim for Damages (a “Claim”) is proposed to be made by a party entitled to indemnification hereunder (the “Indemnified Party”) against the party from whom indemnification is claimed (the “Indemnifying Party”), the Indemnified Party shall give written notice (a “Claim Notice”) to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 9.2. If any Claim is made against any party entitled to the benefit of indemnity hereunder by a Person who is not an Affiliate or Representative of a party hereto (“Third Party Claim”), written notice thereof shall be given to the Indemnifying Party as promptly as practicable (and in any event within twenty (20) Business Days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party demonstrates actual damage caused by such failure. Notwithstanding the foregoing, a Claim Notice that relates to a matter that is subject to a survival period set forth in Section 9.1 must be made within such survival period, whether or not the Indemnifying Party is prejudiced by any failure to give a Claim Notice relating thereto. A Claim Notice shall describe in reasonable detail the nature of the Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement.

(d) Defense of Claims. After receipt of a Claim Notice relating to a Third Party Claim, the Indemnifying Party shall be entitled, if it so elects by written notice to the Indemnified Party, at its own cost, risk and expense, (a) to take control of the defense and investigation of such Third Party Claim and (b) to employ and engage attorneys of its own choice that are reasonably satisfactory to the Indemnified Party to handle and defend the same if: (i) the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party for any Damages resulting from such Claim; and (ii) the Claim does not seek to impose any Liability on the Indemnified Party other than money damages. If the conditions set forth in the previous sentence are not satisfied or, if satisfied, the Indemnifying Party fails to so assume the defense of such Third Party Claim within twenty (20) Business Days after receipt of the Claim Notice, the Indemnified Party against which such Third Party Claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake and control, at the Indemnifying Party’s cost and expense, the defense and investigation, of such Claim. The Indemnified Party shall, with respect to any Third Party Claim, promptly deliver to the Indemnifying Party, but in any event within twenty (20) Business Days after the Indemnified Party’s receipt thereof, copies of all notices, court papers and material correspondence received by the Indemnified Party relating to the Third Party Claim. The party that assumes the defense and investigation of the Third Party Claim in accordance with this Agreement shall keep the other party reasonably informed of the progress of any such defense, compromise or settlement. Notwithstanding the foregoing, the Indemnified Party (or, if the Indemnified Party controls the defense, the Indemnifying Party) may participate in such defense at its own expense. If however (i) the Indemnifying Party has failed to assume and actively conduct the defense of such Claim or to employ counsel with respect thereto; or (ii) in the reasonable opinion of the Indemnified Party, a conflict of interest exists between the interests of the Indemnified Party and the Indemnifying Party that requires representation by separate counsel, then the Indemnified Party may employ separate counsel and the fees and expenses of such separate counsel will be paid by the Indemnifying Party. The Indemnified Party shall provide, at the Indemnifying Party’s cost and expense, such information and documentation that is not subject to the attorney-client privilege or other applicable privilege or under court seal as the Indemnifying Party may reasonably request in order to evaluate its indemnification obligations hereunder in order to determine whether to assume the defense of such Third Party Claim. If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto shall reasonably cooperate in the defense or prosecution of such Third Party Claim at the Indemnifying Party’s cost and expense. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making relevant employees available on a mutually convenient basis. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, no Indemnified Party shall admit any liability with respect to, consent to the entry of any judgment, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed in the circumstance where the Indemnifying Party has not elected to assume (or does not have the right to assume) the defense of such Third Party Claim); provided, that the Indemnified Party will not be required to obtain any consent of the Indemnifying Party to any such admission, consent, settlement, compromise or discharge of such Claim (and will not prejudice its right to be indemnified with respect to such Claim) if the Indemnifying Party is disputing its obligation or is asserting that it has no obligation to indemnify the Indemnified Party in respect of such Claim and is not defending such Claim.

(e) Settlement. If the Indemnifying Party shall control the defense of any such Claim in accordance with the terms hereof, the Indemnifying Party may enter into any settlement, compromise or other discharge of such Claim if, (i) pursuant to or as a result of such settlement, compromise or discharge, no injunctive, extraordinary or other equitable relief (including a consent decree or similar order) shall be imposed against the Indemnified Party, (ii) any monetary Damages imposed on the Indemnified Party are to be paid by the Indemnifying Party, and (iii) such settlement, compromise or discharge expressly and unconditionally releases the Indemnified Party from all Liabilities and obligations with respect to such Claim, without prejudice and without any admission or finding of obligation, liability, fault or guilt (criminal or otherwise) with respect to or arising out of the Claim.

(f) Indemnification Basket and Cap.

(i)	Any right of a party to indemnification under Section 9.2(a)(ii) or Section 9.2(b)(ii) of this Agreement shall not apply to any claim until the aggregate of all such claims totals Five Hundred Thousand Dollars ($500,000) (the “Basket”), in which event such indemnity shall apply to all such claims, including such initial Five Hundred Thousand Dollars ($500,000).

(ii)	In no event shall (A) the total liability of Seller and Parent for all claims arising under Section 9.2(a)(ii) of this Agreement exceed Twenty-Three Million Two Hundred Fifty Thousand Dollars ($23,250,000) (the “Cap”) and (B) the total liability of Purchaser and ICF for all claims arising under Section 9.2(b)(ii) of this Agreement exceed the Cap.

(iii)	Notwithstanding the foregoing, the Basket and Cap referred to in paragraphs (i) and (ii) above shall not apply to any claims arising under Section 3.2 (Authorization), Section 3.3 (Due Execution; Binding Obligations), Section 3.5 (Capital Stock), Section 3.7 (No Conflict or Violation), Section 3.8 (Consents and Approvals), the first sentence of Section 3.13 (Properties), Section 3.15 (Receivables), Section 3.17 (Environmental Matters), Section 3.20 (Employee Benefit Plans), Section 3.23 (Brokers), Section 3.24 (Taxes), and Section 3.25 (Seller Services), and shall not apply to any intentional acts, willful misconduct or fraud of Seller or Parent with respect to any representation or warranty contained in this Agreement or any certificates or other documents ancillary hereto.

(iv)	For purposes of determining under Section 9.2(a) whether there has been a breach or default of any representation, warranty, covenant or agreement, and the amount of any Damages associated therewith, the parties agree (a) that all references to any materiality, Material Adverse Change and knowledge qualifier(s) will be disregarded and (b) that the representations, warranties, covenants and agreements are made and given for purposes of Section 9.2(a) as if those disregarded words were not included.

(g) No Contribution. In the event any Purchaser Indemnified Person asserts an indemnity claim against Parent and/or Seller, Parent and Seller shall not have any rights of contribution from, or subrogation against, the Company or its Subsidiaries, with respect to such claim.

(h) Duty to Mitigate. Nothing in this Agreement shall in any way restrict or limit the general obligation at Law of Purchaser and ICF, on the one hand, and Parent and Seller, on the other hand, to mitigate any loss or damage which it may suffer in consequence of any breach by the other parties hereto of the terms of this Agreement or any fact, matter, event or circumstance giving rise to a Claim. Each Indemnified Party shall have a duty to use commercially reasonable efforts to mitigate any damages suffered by such party in connection with this Agreement.

(i) Indemnity Escrow. Except with respect to claims relating to or arising under Section 3.15 (Receivables), the Purchaser Indemnified Persons shall satisfy any indemnification claims hereunder first from the Indemnity Escrow in accordance with the terms of the Escrow Agreements. Any claims made against the Indemnity Escrow shall first be satisfied from the TD Escrow Amount (excluding that portion allocated to the Working Capital Escrow), and no claims shall be made against the SunTrust Escrow Amount until such time as claims against the TD Escrow Amount (excluding that portion allocated to the Working Capital Escrow) exceed the TD Escrow Amount (excluding that portion allocated to the Working Capital Escrow).

(j) Exclusive Remedy. Each of the parties hereto acknowledges and agrees that, from and after Closing, except with respect to Section 2.4 and Article 10, the foregoing indemnification provisions in this Article 9 shall be the sole and exclusive remedy of the parties hereto with respect to the transactions contemplated by this Agreement; provided, however, that this exclusive remedy for damages (i) does not preclude any party hereto from bringing an action for injunctive or other equitable relief as provided in Section 11.5, (ii) does not preclude any party hereto from bringing an action for specific performance or other equitable remedy to require any other parties hereto to perform their obligations under this Agreement, and (iii) shall not apply to Actions for intentional acts, willful misconduct or fraud.

ARTICLE 10

TAX MATTERS

10.1 Tax Returns.

(a) Purchaser shall cause the Company and its Subsidiaries to consent to join, for all Pre-Closing Periods of the Company and its Subsidiaries for which the Company and its Subsidiaries are eligible to do so, in any consolidated or combined federal, state or local Tax Returns of Parent, Seller or their Affiliates. Seller and Parent will prepare and file, or cause to be prepared and filed, all of the Tax Returns for the Company and its Subsidiaries for all taxable years or periods ending on or before the Closing Date (to the extent they have not already done so). Seller and Parent will pay to the applicable Tax Authority, or cause the payment to the applicable Tax Authority of, any Taxes shown as due thereon. Seller and Parent will prepare, or cause to be prepared, such Tax Returns using the accounting methods and other practices that are consistent with those used by the Company and its Subsidiaries in their prior Tax Returns except as otherwise required by Law. Items to be taken into account in any Tax Return for the short taxable period ending on the Closing Date will be determined under the “closing-the-books”

method as described in Treasury Regulation Section 1.1502-76(b)(2)(i) (or any similar provision of state, provincial, local or foreign Law). Seller and Parent will deliver, or cause to be delivered, a draft of each of the Tax Returns for any of the Company or its Subsidiaries (or portion thereof, solely as it relates to the Company or its Subsidiaries) that require the signature of an officer or employee of Purchaser (or one of Purchaser’s Affiliates) to Purchaser not less than thirty (30) calendar days prior to the due date (as may be extended) for filing such Tax Returns, and Purchaser will provide Seller with its comments on, and proposed changes to, such Tax Returns not later than fifteen (15) calendar days prior to such due date. If any aspect of such Tax Returns remains in dispute within ten (10) calendar days prior to the due date for filing such Tax Returns, the matter in dispute will be submitted to a mutually acceptable, nationally-recognized firm of certified public accountants for resolution. The decision of such accounting firm will be final and binding on the parties, and the fees and expenses of the accounting firm will be paid one-half by Purchaser and ICF and one-half by Seller and Parent.

(b) Purchaser will prepare and file, or cause to be prepared and filed, all Tax Returns of the Company and its Subsidiaries for all taxable years or periods ending after the Closing Date, and Purchaser will pay, or cause to be paid, all Taxes shown as due thereon; provided, that with respect to any Straddle Period, Purchaser will be entitled to indemnification as set forth in Section 10.3.

(c) The parties agree to reasonably cooperate with each other and each other’s Affiliates in the preparation and filing of Tax Returns of the Company and its Subsidiaries for taxable periods ending before the Closing Date and Straddle Periods. The parties shall be entitled to utilize the services of the personnel who would have been responsible for preparing such Tax Returns as they relate to the Company and its Subsidiaries, without charge, to the extent reasonably necessary in preparing said returns on a timely basis. The parties shall also provide each other with full reasonable access to applicable and reasonably relevant records to enable the timely preparation and filing of said Tax Returns.

10.2 Apportionment of Taxes. With respect to any Straddle Period of the Company and its Subsidiaries, Purchaser, Seller and Parent will, to the extent permitted by Law, elect to treat the Closing Date as the last day of the taxable year or period of the Company and its Subsidiaries and will apportion any Taxes arising out of or relating to a Straddle Period to the Pre-Closing Period under the “closing-the-books” method as described in Treasury Regulation Section 1.1502-76(b)(2)(i) (or any similar provision of state, provincial, local or foreign Law). In any case where applicable Law does not permit the Company and its Subsidiaries to treat the Closing Date as the last day of the taxable year or period, any Taxes arising out of or relating to a Straddle Period will be apportioned to the Pre-Closing Period based on a closing of the books of that entity; provided, however, that exemptions, allowances or deductions (excluding depreciation, amortization and depletion deductions) that are calculated on an annualized basis will be apportioned on a daily pro rata basis. Notwithstanding the foregoing, Taxes imposed with respect to a time period (e.g., property taxes) shall be apportioned to the Pre-Closing Period on a daily pro rata basis.

10.3 Indemnification by Seller and Parent. Seller and Parent will, jointly and severally, indemnify, defend and hold harmless the Purchaser Indemnified Persons for, and will pay to, or on behalf of, the Purchaser Indemnified Persons an amount equal to (a) any Taxes of the Company and its Subsidiaries for the Pre-Closing Period (including, for the avoidance of doubt, any Taxes of the Company and its Subsidiaries resulting from an election under Section 338(h)(10) of the Code and corresponding or equivalent election under applicable state, provincial, local or foreign Law) that have not been paid prior to the Closing Date, except to the extent accrued as a liability on the Settlement Statement, (b) any Taxes relating to any member of an affiliated group with which any of the Company and its Subsidiaries has filed a Tax Return on a consolidated, combined or unitary basis for a Pre-Closing Period, and (c) any Tax deficiency, and all related, reasonable legal, accounting and experts’ fees and expenses, each resulting from any breach of Seller’s or Parent’s representations in Section 3.24 or Seller’s or Parent’s covenants contained in this Section 10.

10.4 Indemnification by Purchaser and ICF. Purchaser and ICF will pay, or cause to be paid, on a timely basis, and shall, jointly and severally, indemnify, defend and hold harmless the Seller Indemnified Persons for: (a) any Tax deficiency, and all related, reasonable legal, accounting and experts’ fees and expenses, each resulting from any breach of Purchaser’s covenants contained in this Section 10, (b) any Liability for Taxes for Tax periods of the Purchaser and the Company and its Subsidiaries beginning after, and the portion of the Straddle Period occurring after, the Closing Date, and (c) any Liability for Taxes attributable to an extraordinary transaction (other than any deemed asset sale occurring under Section 338(h)(10) or any comparable provision of state, local, provincial or foreign Law) effected at the direction of Purchaser without Seller or Parent’s prior written consent in respect of the Company and its Subsidiaries on or after the Closing Date.

10.5 Indemnification Process. In the event of a third-party claim for Taxes pursuant to Section 10.3 or 10.4, the indemnification procedures will be in accordance with Section 9.2; provided, however, that (i) with respect to any Tax matter involving a Tax Authority that does not treat the Company and its Subsidiaries as selling their assets to a newly created corporation on the Closing Date as a result of the Section 338(h)(10) Election, Seller and Parent shall not settle or compromise any third party claim for Taxes that may adversely affect Purchaser or ICF in taxable periods ending after the Closing Date without Purchaser’s prior written consent (which shall not be unreasonably withheld); and (ii) Parent and Seller shall control the defense and investigation, at Parent’s and Seller’s cost and expense, but subject to Purchaser’s and ICF’s participation and other rights provided for in Section 9.2, of any third-party claim for Taxes, including the matter described on Exhibit M, the resolution of which could impact ICF’s, Purchaser’s or the Company’s post-Closing reporting. Any indemnification payments due under this Section 10 shall be paid within ten (10) calendar days from the date of a final determination (as defined in Section 1313(a) of the Code) of the amount of Tax due.

10.6 Characterization of Indemnity Payments. All amounts paid by Purchaser, ICF, Seller or Parent, as the case may be, by reason of Sections 9.2(a), 9.2(b), 10.3 or 10.4 will be treated to the extent permitted under applicable Law as adjustments to the Purchase Price for all Tax purposes.

10.7 Transfer Taxes. Notwithstanding any other provision of this Agreement, all Transfer Taxes will be borne by Seller and Parent regardless of which party is obligated to pay such Tax under applicable Law. Purchaser, ICF, Seller and Parent will cooperate in timely making and filing all Tax Returns that may be required to comply with Law relating to such Taxes.

10.8 Tax Sharing Agreements. Seller and Parent will cause the Company and its Subsidiaries to terminate as of the Closing Date any Tax sharing, indemnity or allocation agreement between them and any other Affiliate of Seller or Parent.

10.9 Tax Records. Seller and Parent will make available to Purchaser and ICF such records as Purchaser or ICF may reasonably require for the preparation of any Tax Return or other governmental filing and such records as Purchaser or ICF may reasonably require for the defense of any Action concerning such Tax Return or other governmental filing or audit. Purchaser and ICF will make available to Seller and Parent such records as Seller and Parent may reasonably require for the preparation of any Tax Return or governmental filing and such records as Seller and Parent may reasonably require for the defense of any Action concerning any such Tax Return or governmental filing or audit.

10.10 Refunds. Purchaser and its Affiliates shall pay to Seller or Parent, as the case may be, within ten (10) calendar days of receipt any refund of Taxes: (i) that relate to a Pre-Closing Period of the Company and its Subsidiaries; (ii) that were paid by Seller, Parent or their Affiliates; and (iii) to the extent that any such refunds were not accrued as an asset on the Settlement Statement.

10.11 Survival. The covenants and agreements of the parties contained in this Section 10 and the representations and warranties contained in Section 3.24 will survive the Closing and will remain in full force and effect until six (6) months following the expiration of the applicable underlying statutes of limitations (including extensions) with respect to any Taxes that would be indemnifiable by Purchaser, ICF, Seller or Parent under Sections 10.3 and 10.4 of this Agreement.

10.12 Section 338(h)(10) Election and Purchase Price Allocation. Seller, Parent and Purchaser (and any respective Affiliate thereof required by applicable Law to join in the election to make the election effective) will join in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, provincial, local or foreign Tax Law) (collectively herein a “Section 338(h)(10) Election”) in order to treat the sale of the Shares as a sale of all of the assets of the Company and its Subsidiaries for U.S. federal Tax purposes and an election under the statutes of such states, provinces, locales or foreign jurisdictions as permit an equivalent election. The parties hereto each agree (and will cause any applicable Affiliates to agree) to take commercially reasonable action to comply with all of the requirements and conditions of Section 338(h)(10) of the Code and the Treasury Regulations thereunder and all other applicable Code sections and Treasury Regulations relating thereto, including without limitation the execution and timely filing of Form 8023 entitled “Elections Under Section 338 for Corporations Making Qualified Stock Purchases” or any successor form of similar import, and any forms required to effectuate similar elections for state, provincial, local and applicable foreign Tax purposes. The parties shall jointly execute, deliver and exchange at Closing mutually agreeable and properly completed counterparts of Form 8023 (and of each and every state, provincial, local and foreign equivalent election form, if any). The parties agree that Purchaser shall prepare an allocation of the Purchase Price to the assets of the Company and its Subsidiaries in accordance with Code sections 338 and 1060 and Treasury Regulations thereunder (and any similar provision of state, provincial, local or foreign Law, as appropriate). Purchaser shall deliver such allocation (the “Proposed Final Allocation”) to Seller within 180 calendar days after Closing. If Seller does not object to the Proposed Final Allocation within 30 calendar days of its receipt, the Proposed Final Allocation shall become the final allocation of the Purchase Price (the “Final Allocation”). If Seller objects to the Proposed Final Allocation within the time period provided in the prior sentence, Purchaser and Seller shall negotiate in good faith to resolve any disagreements regarding the Proposed Final Allocation. If agreement cannot be reached within 30 Business Days, then the Final Allocation shall be finally determined by an appraisal conducted by an appraisal firm mutually acceptable to Purchaser and Seller, in each case acting reasonably. The fees and expenses of such firm will be paid one-half by Purchaser and ICF and one-half by Seller and Parent. Each party covenants to report, act, and file Tax Returns (including, but not limited to, Form 8883 (Asset Allocation Statement under Section 338) in all respects and for all purposes consistent with the Final Allocation. No party hereto shall take any position (whether in audits, Tax returns, or otherwise) which is inconsistent with the Final Allocation unless required to do so by a final, non-appealable decision of a court of competent jurisdiction. Purchaser, the Company and its Subsidiaries shall promptly notify Seller and Parent (and Seller and Parent will promptly notify Purchaser) in the event that any Tax Authority challenges or threatens to challenge, such allocations. Purchaser, the Company and its Subsidiaries, Seller and Parent shall cooperate after the Closing Date to timely and properly file all applicable elections required to be filed under this Section and to take all such commercially reasonable action as is required by Law to give full effect to the elections for federal, state, provincial, local and foreign Tax purposes to the greatest extent permitted by Law.

10.13 Cooperation. Without limiting the generality of any other provision of this Agreement, Seller and Parent shall cooperate after the Closing Date with Purchaser, ICF and the Company with respect to (i) any audit or investigation by any Governmental Entity, including any Tax audit or incurred cost audit affecting or relating to actions of the Company or its Subsidiaries on or prior to the Closing Date, and (ii) any Tax analysis relating to the Company or its Subsidiaries relating to any Straddle Period or taxable period ending before the Closing Date, including without limitation analysis of Tax audits, historical Tax positions and reporting and FIN 48.

10.14 Tax Elections. No election with respect to Taxes of the Company or any Subsidiary will be made after the date of this Agreement, other than any election required by applicable Law or GAAP, without the prior written consent of Purchaser; any Tax election required by applicable Law or GAAP will be made after the date of this Agreement only after prior written notice to Purchaser.

ARTICLE 11

COVENANT NOT TO COMPETE

11.1 Non-Compete Covenant. From the Closing Date until the fifth anniversary thereof, Seller and Parent shall not, and shall not permit any Affiliate of Seller or Parent to, within the Restricted Area, either directly or indirectly without the prior written consent of Purchaser, (i) engage in; (ii) own or control any interest in (except as a passive investor of less than five percent (5%) of the capital stock or publicly traded notes or debentures of a publicly held company) any Person or business enterprise that is engaged in, directly or indirectly; (iii) act as an officer, director, partner, member, or joint venturer of any Person or business enterprise that is engaged in, directly or indirectly; (iv) lend credit or money for the purpose of establishing or operating any Person or business enterprise that is engaged in, directly or indirectly; or (v) allow such entity’s name or reputation to be used by any Person or business enterprise that is engaged in, directly or indirectly, the Restricted Business. In addition, during such period, Seller and Parent shall not, directly or indirectly, and shall not permit any Affiliate of Seller or Parent to, influence or attempt to influence any Person who is a contracting party with the Company or any of its Subsidiaries as of the date of this Agreement or the Closing Date to terminate or adversely amend any existing written or oral agreement. Seller and Parent acknowledge that the Company and its Subsidiaries conduct, and Purchaser and ICF will conduct, the Restricted Business throughout the Restricted Area and this Section 11.1 therefore shall be effective with respect to the Restricted Area.

11.2 Confidential Information.

(a) Parent and Seller shall not, and shall cause their Affiliates not to, at any time (i) disclose Confidential Information of Purchaser or ICF to any Person other than Purchaser or ICF, or (ii) use any Confidential Information of Purchaser or ICF, whether or not such information is embodied in writing or other physical form. Upon Purchaser or ICF’s written request, Parent and Seller will promptly return to Purchaser or ICF or will destroy all Confidential Information of Purchaser or ICF.

(b) After the Closing Date, Parent and Seller shall not, and shall cause their Affiliates not to, at any time disclose to any Person other than Purchaser or ICF or use any Intellectual Property or Confidential Information owned, possessed, licensed or used by or relating to the Company and its Subsidiaries, whether or not such information is embodied in writing or other physical form. Each of Parent and Seller recognizes and agrees that all documents and objects containing any Confidential Information or Intellectual Property, whether developed by the Company or its Subsidiaries or by someone else for the Company or its Subsidiaries, will after the Closing Date become the exclusive property of Purchaser.

(c) At Closing, to the extent commercially practicable, Seller and Parent shall promptly deliver to Purchaser all documents and other materials containing all Confidential Information relating to the Company and its Subsidiaries, to the extent it is in physical form (including, without limitation, electronic form); provided, however, that Seller and Parent shall not be obligated to deliver any Confidential Information (other than Confidential Information of Purchaser or ICF) to Purchaser if and to the extent that, in the ordinary course of business consistent with past practices, such Confidential Information is included in the Retained Records.

(d) In the event that Seller or Parent is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information of Purchaser, ICF, the Company or its Subsidiaries, Seller or Parent will notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 11.2. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller or Parent is, on the advice of counsel, compelled to disclose any such Confidential Information, Seller or Parent may disclose the portion of such Confidential Information legally required to be disclosed; provided, however, that Seller and Parent shall use commercially reasonable efforts to obtain, at the request and expense of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of such Confidential Information required to be disclosed as Purchaser shall designate.

11.3 Non-Solicitation. From the Closing Date until the fifth anniversary thereof, Seller and Parent shall not, and shall not permit any of their Affiliates to, directly or indirectly, employ any person employed by the Company or its Subsidiaries as of the Closing Date.

11.4 Reasonableness of Restrictions. Each of Seller, Parent, ICF and Purchaser recognizes that the limitations set forth in Sections 11.1, 11.2 and 11.3 are reasonable and not burdensome, and in the event that such limitations are deemed to be unreasonable by a court of competent jurisdiction, then Seller, Parent, ICF and Purchaser agree to submit to a modification or reduction of such limitations as such court shall deem reasonable.

11.5 Injunctive Relief. Seller and Parent each acknowledge that its expertise in the business of the Company and its Subsidiaries is of a special, unique, unusual, extraordinary and intellectual character, which gives such expertise a peculiar value, and that a breach by it of the covenants contained in this Article 11 may not be reasonably or adequately compensated in damages in an Action at law and that such breach may cause Purchaser, ICF and the Company irreparable injury and damage. Seller and Parent further acknowledge that they possess unique skills, knowledge and ability and that competition in violation of this Article 11 may be extremely detrimental to Purchaser, ICF and the Company. By reason thereof, Seller and Parent, on the one hand, and Purchaser and ICF, on the other hand, agrees that the other shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to temporary, preliminary and/or permanent injunctive and other equitable relief to prevent or curtail any breach of this Article 11, without proof of actual damages that have been or may be caused to Purchaser, ICF or the Company by such breach or threatened breach.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1 Entire Agreement. This Agreement, together with the agreements referred to herein and the Exhibits hereto and thereto, constitute the full and entire agreement and understanding between the parties with regard to the subject matter of this Agreement. All prior and contemporaneous agreements, covenants, representations and warranties, express or implied, oral and written, of the parties with regard to the subject matter of this Agreement are superseded by this Agreement, the Exhibits to this Agreement, and the documents referred to or implementing the provisions of this Agreement.

12.2 Applicable Law. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in Delaware.

12.3 Consent to Jurisdiction. Seller, Parent, ICF and Purchaser hereby irrevocably submit to the exclusive jurisdiction of any United States federal or Delaware state court located in Wilmington, Delaware with respect to any Action arising out of or relating to this Agreement, and Seller, Parent, ICF and Purchaser hereby irrevocably agree that all claims in respect to such Action shall be heard and determined in any such court and irrevocably waive any objection it may now or hereafter have as to the venue of any such Action brought in such court or that such court is an inconvenient forum.

12.4 Attorneys’ Fees. If any Action is commenced by any party hereto concerning this Agreement, the prevailing party shall recover from the losing party reasonable attorneys’ fees and costs and expenses, including those of appeal and not limited to taxable costs, incurred by the prevailing party, in addition to all other remedies to which the prevailing party may be entitled.

12.5 Interpretation. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any party. The captions and headings of the Sections and Subsections of this Agreement are for convenience only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

12.6 Waiver and Amendment. This Agreement may be amended, supplemented, modified and/or rescinded only through an express written instrument signed by all parties or their respective successors and permitted assigns. Any party may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, but only to the extent such provision is for the benefit of the waiving party, and no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision. The consent by one party to any act for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or similar acts in the future, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

12.7 Assignment. Except as specifically provided otherwise in this Agreement, neither this Agreement nor any interest herein shall be assignable (voluntarily, involuntarily, by judicial process, operation of Law, or otherwise), in whole or in part, by any party without the prior written consent of all other parties, except that Purchaser may, without the consent of Seller or Parent, assign all of its rights under this Agreement to an Affiliate of Purchaser, provided that Purchaser remains liable for all of its obligations hereunder. Notwithstanding the foregoing, any party may, without the consent of the other parties hereto, assign all of its rights under this Agreement in connection with the assignment of a security interest to any lender of such party, provided that such party remains liable for all of its obligations hereunder. For the avoidance of doubt, Parent and Seller acknowledge that Purchaser and ICF have or will collaterally assign all of their right, title and interest under this Agreement to their senior lender or bank group, and Parent and Seller agree to promptly execute and deliver to Purchaser and ICF such documents, instruments and agreements as Purchaser and ICF’s senior lender or bank group may reasonably require to confirm and acknowledge such collateral assignment and its rights and remedies with respect thereto.

12.8 Further Assurances. Seller and Parent, at any time before or after the Closing and without further consideration, will execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer, reasonably requested by Purchaser or ICF, and will take any other action consistent with the terms of this Agreement that may reasonably be requested by Purchaser or ICF, for the purpose of assigning, transferring, granting, conveying and confirming to Purchaser or ICF, or reducing to possession, any or all property to be conveyed and transferred by this Agreement and for the purpose of carrying out the purposes of this Agreement.

12.9 Expenses. Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including, without limiting the generality of the foregoing, fees and expenses of its own financial consultants, accountants and counsel. For the avoidance of doubt, Seller and Parent shall be responsible for and pay any fees, costs or expenses of Seller, Parent, the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement. Notwithstanding the above, Seller and Purchaser shall each pay one-half of all HSR filing fees.

12.10 Successors and Assigns. Each of the terms, provisions, and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.

12.11 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been given or made if in writing and delivered personally or sent by registered or express mail (postage prepaid) or by facsimile to the parties at the following addresses and facsimile numbers:

  if to Purchaser or ICF to:

ICF International, Inc.

9300 Lee Highway

Fairfax, VA 22031

Attention: Chief Financial Officer

Facsimile: (703) 934-3740

  with copies (which shall not constitute notice) to:

McGrath North Mullin & Kratz, PC LLO

First National Bank Tower

1601 Dodge Street, Suite 3700

Omaha, NE 68102

Attention: Roger Wells

Facsimile: (402) 341-0216

  if to Seller or Parent to:

infoGROUP Inc.

5711 South 86th Circle

Omaha, NE 68127

Attention: Chief Executive Officer

Facsimile: (402) 339-0265

  and:

infoGROUP Inc.

5711 South 86th Circle

Omaha, NE 68127

Attention: General Counsel

Facsimile: (402) 537-6197

  with copies (which shall not constitute notice) to:

Kutak Rock LLP

1650 Farnam Street

Omaha, NE 68102

Attention: Lisa A. Sarver

Facsimile: (402) 346-1148

12.12 Severability. Each provision of this Agreement is intended to be severable. Should any provision of this Agreement or the application thereof be judicially declared to be or become illegal, invalid, unenforceable or void, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties.

12.13 Joint and Several Liability. Notwithstanding anything herein to the contrary, for all purposes of this Agreement, (i) Parent and Seller each agree that it shall be jointly and severally liable for all representations, warranties, obligations, agreements and covenants of the other herein, and (ii) ICF and Purchaser each agree that it shall be jointly and severally liable for all representations, warranties, obligations, agreements and covenants of the other herein.

12.14 Cumulative Remedies. Except as expressly set forth herein, no remedy made available hereunder by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at Law or in equity or by statute or otherwise.

12.15 No Third-Party Beneficiaries. Except as specifically provided in this Agreement, nothing in this Agreement will be construed as giving any person, other than the parties hereto and their respective heirs, successors and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

12.16 Counterparts. This Agreement may be executed in one or more counterparts, including counterparts by facsimile or electronic (.pdf) copy, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first set forth above.

“PURCHASER”:

ICF Consulting Group, Inc.

By:	/s/ Alan R. Stewart
Name:	Alan R. Stewart
Title:	Chief Financial Officer and Senior Vice President

“ICF”:

ICF International, Inc.

By:	/s/ Alan R. Stewart
Name:	Alan R. Stewart
Title:	Chief Financial Officer and Senior Vice President

“SELLER”:

Opinion Research Corporation

By:	/s/ Bill L. Fairfield
Name:	Bill L. Fairfield
Title:	Chief Executive Officer

“PARENT”:

infoGROUP Inc.

By:	/s/ Bill L. Fairfield
Name:	Bill L. Fairfield
Title:	Chief Executive Officer

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